COGNIZANT TECHNOLOGY SOLUTIONS
P.E. 12-31-05
ARIS



RECD S.E.C.
MAY 1 2 2006
1086

COGNIZANT

Annual Report 2005



Our single-minded passion: dedicating our global resources, industry intelligence and systems expertise to working with our clients to make their businesses stronger.

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL



Cognizant – A Passion for Building Stronger Businesses

Cognizant Technology Solutions (NASDAQ: CTSH) is the global services firm with a single-minded passion: dedicating our global resources, industry intelligence and systems expertise to working with our clients to make their businesses stronger – more customer-centric, more competitive and more productive.

At Cognizant, partnering with clients is not just an ideal... it's the guiding principle of our Company. Our more than 24,000 employees are committed to providing a superior customer experience. Cognizant's unique on-site/offshore delivery model, infused with a culture of customer satisfaction, has enabled us to build enduring long-term relationships with some of the world's leading corporations.

By collaborating with clients to help them achieve their business objectives, we are driving superior performance in our own business as well.



To Our Stockholders

COGNIZANT'S PERFORMANCE FOR 2005 clearly demonstrates our passion for building stronger businesses – both our clients' and our own. By aligning with client needs throughout our global organization, we again delivered on our promise of high customer satisfaction, while sustaining our track record of market-leading growth. Among our team's key achievements during the past year:

• We attained an annualized revenue run rate in the fourth quarter in excess of $1 billion, expanded our employee head count to over 24,000, and increased our global footprint in several key regions.

• We expanded and deepened our relationships with our existing customers. Virtually all of our strategic global clients increased their relationships with us in 2005. As the vast majority of our strategic relationships have not yet reached maturity, we see further opportunities for growth as our involvement with these clients deepens over time.

• We experienced strong growth across our key industry segments, particularly financial services, healthcare/life sciences, and manufacturing/retail/logistics.

• To increase our value to customers, we continued to invest in the expansion of our horizontal service offerings, in such areas as Consulting Services, Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), IT Infrastructure Services, Business Intelligence (BI), Vertical Business Process Outsourcing (V-BPO) and Testing solutions.

Through our dedication to growing our services, industry expertise and geographic footprint, Cognizant has emerged as a true Tier One player in the global outsourcing market, with the size, scale and breadth of services to handle the most complex requirements for clients. We are honored to be positioned in the Leaders Quadrant[1] of Gartner, Inc.'s Offshore Application Services in February 2006, along with five other offshore application service providers. According to the report, the Leaders are performing well. They have a clear vision of market direction and are actively building competencies to sustain their leadership position in the market.

Cognizant has emerged as a Tier One player, with the size and scale to handle the most complex client needs.

We also delivered another year of exceptional operational and financial performance, as our growth again surpassed that of our industry peers. Revenue for 2005 increased 51 percent to $885.8 million. Net income rose to $166.3 million, or $1.13 per diluted share (including a one-time income tax benefit of $0.08 per diluted share from the repatriation of Indian earnings). This compared with earnings of $100.2 million, or $0.70 per diluted share, for the prior year. And we again achieved a strong operating margin of approximately 20 percent.



A Passionate Focus on Clients' Needs

At Cognizant, we are proud to have built a culture based on anticipating and understanding our clients' needs, and then working in close partnership with clients to make their businesses stronger – more customer-centric, more productive, more profitable, more capable of capturing market opportunities – and thus more valuable. The fact that more than 90 percent of our revenue in 2005 came from existing clients clearly demonstrates their recognition of the value we bring to their businesses.

We begin by understanding that our Global 2000 clients are looking not simply for a specific set of services, but rather for a partner who can help them transition to the demands of the global economy. Businesses today want to be more responsive to their customers, and are relying on technology to advance that goal. Toward that end, they need a resource that offers insights into their industries that will translate into better customer service and therefore, market leadership. Customers also seek technology solutions that are aligned with their business drivers, to generate the highest possible ROI on their technology investments. Also essential is a deep and practical knowledge of the technologies that underlie the business. And clients need the ability to co-manage vital processes along with their technology partner, to maximize quality and cost-effectiveness.

We are working in partnership with clients to make their businesses stronger and more valuable.

Cognizant meets these needs through our unique "on-site/offshore" model, which enables our project management teams to coordinate with their client partners on premises, while accessing our global resources. We also continually add to our wealth of industry expertise and our array of services. Most important, however, is a team-based culture that is dedicated to the success of each client's business.

Our passionate focus on building clients' businesses is exemplified by the fact that JPMorgan Chase selected Cognizant as one of its Suppliers of the Year for 2005, the only IT systems integrator to be so honored.

Reinvesting in Our Resources

A commitment to continuous reinvestment in new resources helps to ensure that we will meet our clients' needs in a dynamic global market. For the past several years Cognizant has followed a well-defined strategy of reinvesting a significant portion of our income from operations, beyond a "target" operating margin of approximately 19 to 20 percent, into building out the capabilities our clients find of greatest value. This reinvestment strategy – in key client-facing aspects of our business – has enabled us to maintain the highest levels of client satisfaction. Some of the specific areas of reinvestment include:

Industry Expertise. Clients need a partner who not only "speaks the language" of their business, but also provides leadership on their key competitive issues. To fill this need, we have organized around several industry sectors, adding team members with deep industry backgrounds and services aimed at the specialized needs of each segment. This approach has allowed us to assist clients in winning their markets in such fields as banking, capital markets, insurance, life sciences, healthcare, manufacturing, logistics, retail, information services, media, entertainment, hospitality and telecommunications.

- In pharmaceuticals and healthcare, we now work with seven of the world's top pharmaceutical firms, and also introduced solutions during 2005 for health plans and third-party administrators dealing with the new Medicare Part D drug benefit.
- We have built relationships with many top U.S. retailers by expanding capabilities essential to that industry, such as warehouse management, price optimization, wireless point-of-sale, CRM and supply chain solutions.
- Our acquisition during the year of Fathom Solutions, L.L.C., a consultancy focused on telecommunications and financial services clients, provided a complement to our strengths in those segments.

Portfolio of Services. We also have invested in additions to our integrated set of services to address the growing needs of our clients. Whether a client's goal is business transformation, improved business-technology alignment and ROI, or reduction in operating costs, our integrated services model provides a seamless approach to achieving that goal.

For example, we have expanded our Consulting capabilities to ensure our clients capture the maximum business value from the intersection of people, process and technology. We saw significant growth in our Testing practice, which provides independent verification and validation to support our clients' software testing needs. We also see further growth in IT Infrastructure Management, where we remotely manage a client's key systems such as networks, servers, security, storage, desktops, databases and others. Another area of increasing focus is web-interface projects, where we assist clients in migrating processes and transactions to the Internet. And we have continued to strengthen our ERP offering through our partnership with SAP.

Cognizant is differentiated from other IT service providers in that our services portfolio is tightly integrated. In a web-interface project, for example, the assignment will be led by our Advanced Solutions Group (ASG), with a strong contribution from the industry practice associated with the client's specific sector.

Geographic Expansion. We have greatly enlarged Cognizant's multinational footprint to address the increasingly global needs of our clients. We have continued to add senior client engagement staff in several countries in Europe and the Pacific Rim region, for example, to be prepared to meet customers' needs "on the ground." We also have invested in growing our operational presence in India, China, Europe, North America and Singapore by adding development capacity there.

As a result, Cognizant has a global delivery platform that can support our on-site/offshore model and meet clients' needs 24/7. In a typical client engagement, our team members positioned on-site at the customer's place of business handle approximately 25-30 percent of the workload. The balance is done at one of our 28 global delivery centers in 13 cities around the world.

Cognizant's multinational footprint addresses the increasingly global needs of our clients.

Client Management Model. A key reason why we can make a difference in our customers' businesses is our unique Client Management model. We manage our client relationships with business analysts, account managers, client partners, and industry thought leaders, which industry analyst Forrester Research[2] has called, "Cognizant's Secret Sauce." In our model, the point of focus for client service is an on-site engagement team headed by a Client Partner with intimate knowledge of the customer's industry. This team understands the client's issues and is empowered to make decisions at the local level. The team can assemble resources from all disciplines within Cognizant to provide the best solution for the client.

Looking ahead to 2006 and beyond, we continue to see healthy, growing demand for our services. The interest in outsourcing among global companies has far from peaked, particularly as players in additional industries and regions seize upon the business value of working with a strong technology partner. Cognizant is well-positioned to benefit from this industry dynamic, having invested in expanding our portfolio of services, adding highly capable and motivated team members, deepening our industry expertise, and broadening our geographic footprint.



Lakshmi Narayanan
President and CEO



Francisco D'Souza
Chief Operating Officer



Recognition and Results

We are gratified that our passion for building stronger businesses has again been recognized by independent sources. Cognizant was No. 2 on the *Forbes* list of the "200 Best Small Companies," the fourth consecutive year we have been named at or near the top of this list. We also were the top U.S. outsourcing firm on *Business 2.0* magazine's annual listing of fast-growing technology companies, the B2 100. In addition, we were named the Best U.S. Company in India by the Indo-American Chamber of Commerce.

The Wall Street Journal in February 2006 named Cognizant as one of its Best 5-Year Performers ranked by total return to shareholders and compound annual returns. And *Institutional Investor* magazine cited us as one of the most shareholder-friendly U.S. companies based on a survey of portfolio managers and equity analysts.

Cognizant has invested in expanded services, motivated team members, industry expertise and a growing geographic footprint.

But the greatest accolades by far are those we get from our customers, who choose to partner with Cognizant and entrust us with critical aspects of their business. Global 2000 clients choose Cognizant because our passion and professionalism give them a strong competitive advantage in their "race for the future". In this race, a company's survival depends on speed to market. Our team members have a proven ability to get up to speed, get in sync with clients, learn business needs quickly, and spot new ways to achieve better results. We work closely and efficiently with clients to harness technology to vital tasks. The result is speed to market, which leads to more growth opportunities and greater market share. There is no let-up in this race. And it's a race we are passionate about helping clients win.

Sincerely,

Lakshmi Narayanan
President and Chief Executive Officer

Francisco D'Souza
Chief Operating Officer

(1) "Gartner Research, Magic Quadrant for Offshore Application Services, 2006" Partha Iyengar, Frances Karamouzis, Ian Marriott, Allie Young, February 16, 2006.

Magic Quadrant Disclaimer
The Magic Quadrant is copyrighted 2005 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or *service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely* as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

(2) Cognizant's Secret Sauce, Forrester Research, Inc., July 27, 2005.


SSIONATE about achieving clients'
fer INNOVATIVE solutions
can DEPEND on Cognizant.
PARTNER with clients to build
I am DRIVING business
are building a GLOBAL

With more than 24,000 employees – and growing, we are a **TIER ONE FIRM** with the breadth and depth of capabilities to deliver on the most complex client needs.



I am *RESPONSIVE* to my client's needs.



A Passion for Building Stronger Businesses

AT COGNIZANT EVERYTHING WE DO – every application we develop, every challenge we embrace, every investment in new resources, every recommendation we make – is dedicated to one goal: Making our customers' businesses stronger by enabling them to be more responsive to their customers and the competitive environment.

Looking ahead, we will relentlessly strive to make Cognizant an even more valuable partner for our clients. Our efforts will focus on the following five key areas:

- The need for strategic outsourcing partners
- Growing demands in industry sectors
- An ever-increasing range of services
- An expanding geographic footprint
- Positioning for profound technical change

These areas lie squarely at the intersection of our clients' emerging needs, our proven capabilities, and our long-term growth opportunities.

A Passion... for Strategic Partnership

As clients increasingly recognize the value to their businesses of the Global Delivery model, they are taking a more strategic approach to outsourcing. Customers are evolving from an initial tactical focus and are seeking a transition to a more broadly-based strategic partnership. The early days of outsourcing were about performing functional tasks more cost-effectively and productively. The future will be about partnering on a global scale to attain strategic goals and win market share. In 2006 and beyond, we expect this trend to be especially evident.

Cognizant has been a leader in developing the qualities our clients demand in a strategic partner.

Cognizant excels at developing the qualities our clients demand in a strategic partner. These qualities include: sufficient scale; a strong financial profile; industry depth of knowledge; technology leadership; strong client management; an energetic, talented and dedicated team; and a track record of delivering on large client relationships with high quality.

A Passion... for Specialized Expertise

The number of industry sectors that recognize the value of outsourcing has continued to rise in recent years. In particular, we see companies in such sectors as healthcare/life sciences, manufacturing, logistics, hospitality, telecommunications, information services, media and retail beginning to adopt a Global Delivery model. At the same time, the early adopters of outsourcing, such as financial services, are asking more from their technology partners, such as ERP, BI, CRM or Business Technology Consulting.

Cognizant's vertical organization provides specialized solutions for clients in financial services, healthcare/life sciences, high-tech, manufacturing, media, telecommunications, retailing and other sectors.

To meet the specialized needs of these industries, Cognizant has continued to invest in deepening our vertical organization. We have added team members with distinguished track records in key sectors, who can serve as subject matter experts to provide clients with valid insights and viable solutions into particular industry issues. And, we have focused on developing competencies in the service areas that will be essential to each industry, be it supporting clinical trials for pharmaceutical companies, or integrating point-of-sale systems in retail.

A Passion... for Leadership and Innovation

Cognizant has taken a sharply focused approach to expanding our range of services, and integrating the new offerings into our portfolio. Among the areas in which we have taken an early leadership role are the following:

- Vertical Business Process Outsourcing (V-BPO), through which we help clients manage entire business processes end-to-end
- Enterprise Resource Planning (ERP), which affects the productivity of global supply chains
- Customer Relationship Management (CRM), which governs the acquisition and optimization of customer relationships.

We also have a growing foothold in Business Intelligence (BI), web-interface/web-deployment, remote infrastructure management and Testing programs.



Our **INDUSTRY FOCUS** allows us to understand our clients' businesses, industry initiatives and cultures, and to create solutions that fit their individual needs.



I am EMPOWERED to make sound decisions for my clients.





With operations around the world, we have a **GLOBAL FOOTPRINT** that enables us to meet the global needs of our clients.



A Passion... for Seizing Global Opportunities

More and more businesses around the world are seeking the competitive advantages bestowed by IT outsourcing – a trend we expect to increase in momentum over the next several years. In North America, where outsourcing first gained a significant following, there remain significant growth opportunities. European-based companies are beginning to grasp the value of outsourcing. While still in the early stages of a transition, we believe European businesses clearly recognize the competitive, cost and productivity advantages enjoyed by their U.S. peers that were earlier adopters. And we are seeing some stirrings of an outsourcing movement in the Asia/Pacific region.

Cognizant's geographic reach is expanding to serve businesses around the world.

Originally, the demand for outsourcing was driven primarily by the potential cost savings. Now, companies around the world realize that they can also enhance the quality of their work and their responsiveness to customers' needs by accessing a talented global workforce. Furthermore, such companies can typically implement new projects far more quickly by partnering with a qualified outsourcing firm than by internal resources alone. In short, the value of outsourcing today is all about leveraging industry best practices and speeding time to market.

We are extending our geographic reach to serve these emerging needs across the globe. In 2005 alone, Cognizant broadened its global delivery capacity by adding or expanding centers in India, China, Europe and North America. We now have team members on the ground in numerous countries, including the United States, Canada, the United Kingdom, Ireland, Germany, France, the Netherlands, Switzerland, the Czech Republic, India, Australia, Singapore, Malaysia, Japan and China.

A Passion... for Embracing Change

Cognizant partners with clients to help them benefit from profound changes in the IT landscape.

Global business is constantly being transformed by technology, and we are just now beginning a cycle that promises to be one of the most profound in the history of the IT industry. The confluence of two potent forces – mainstream adoption of broadband Internet and the widespread availability of mobile Internet will drive dramatic change within each of our clients' markets. With greater access to high-speed broadband networks, along with virtually unfettered mobility, businesses will be connected even more closely to their global customers, suppliers and employees. While this presents countless opportunities, it also poses the challenge of managing more open business processes without sacrificing security.

Another critical technology trend is the movement toward service-oriented architectures, which – by leveraging Web Services technologies – allow our clients to achieve new business value by seamlessly and efficiently integrating disparate legacy IT systems. And RFID technology, which uses radio frequency transmissions to track and manage products in real time as they move through the supply chain, is another groundbreaking technology, especially for retailers, manufacturers and distributors. To build the solutions that will enable these technologies to deliver the maximum benefit, it is necessary to have specific vertical industry knowledge, deep skills in the applicable technologies, and extensive global resources.

A key contributor to our ability to help clients adopt valuable new technologies is Cognizant Academy. An in-house university offering educational programs in a broad range of disciplines, the Academy helps to ensure that our employees keep current in their areas of competency and maintain consistently high performance standards. In 2005, Cognizant Academy offered nearly 3 million hours of courses both on-site and on-line.





Our **FULL SUITE OF SERVICES,** tailored to the needs of our clients, ensures we can provide expertise from idea to implementation to maintenance.



What factors will drive the growth of your business in the next few years?

Cognizant should continue to be the beneficiary of several convergent market forces. First, we are seeing growth within our clients as they transition from the tactical use of outsourcing to a more strategic use. We have also



seen a growing need for our services across industries. For example, we continue to see strong demand in Financial Services and Healthcare, which were the early adopters of our model. Now we are seeing many other industries, such as Manufacturing, Retail, Telecommunications and Media, exhibiting strong demand for our services. Second, we are experiencing continued growth in our portfolio of services, as we move into Business Process Outsourcing, IT Infrastructure Management and Consulting. Third, we are beginning to see growth in geographic regions that had not been major users of the global delivery model in the past. In this regard, we see Europe as especially fertile soil in the next few years.

Will traditional multinational onshore competitors be able to effectively emulate the Cognizant business model in the coming years?

At Cognizant, we were "born global" as a company 12 years ago. That is, we have built our global business model – and its supporting processes, methodologies, management approaches, and culture – from the ground up. In other technology and services industries, "traditional" competitors have exhibited great difficulty in adopting new business models. In our sector, we see similar dynamics, as our future challenge is to scale our proven business model while some of our competitors have the challenge of fundamentally restructuring their business models to meet client demands.



(left to right)

Lakshmi Narayanan
President and CEO

Gordon J. Coburn
Chief Financial Officer

Francisco D'Souza
Chief Operating Officer

Chandra Sekaran
Executive VP and Managing Director

How have you been able to maintain high quality while managing dramatic growth?

When we went public, we made the strategic decision to "reinvest" a good percentage of our profits back into our



client-facing capabilities. In doing so, we have consistently delivered very high rates of customer satisfaction – as demonstrated both by our annual customer satisfaction scores as well as customer retention levels. Specifically, we invest in client relationship managers who are expert in the industries they serve and empower them to make decisions at the client-relationship level. This approach drives higher quality, stronger client relationships, and it motivates our employees who take personal ownership in our collective success. Additionally, we manage our utilization to a level that enables us to deliver with consistently high quality, and our solution center delivery model enables us to leverage synergies in staffing and knowledge sharing.

What risks does the global economy pose to Cognizant's business performance?

Over the past 10 years, our business model has shown itself to be economically insensitive. That is, we have performed well during both positive and negative economic cycles. In fact, the only sequential down quarter since we went public was the quarter immediately following the September 11 attacks in the United States. The nature of our services portfolio – to strengthen our clients' businesses by both lowering costs and creating revenue opportunities – makes the Cognizant offer attractive in most all business environments. For example, our application development services sell well in strong economies when our clients have discretionary funds to spend, while our application maintenance services have historically sold well in weak economies when our clients are looking for significant cost savings.

How important is China to Cognizant's strategy?

China is very important to us on both the supply and demand sides of our business. On the supply side, the labor dynamics in China are similar to India's a few years ago. Thus, as both we and our industry continue to grow and mature, it's important in the long term that we have



expertise to tap into this strong labor pool to deliver on our growing client needs. On the demand side, we are already being pulled into China by several of our global clients who need us to support their operational activities in China. We expect this trend to grow as the Chinese economy continues with its dramatic expansion.

Index to Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Report of Management	29
Report of Independent Registered Public Accounting Firm	30
Consolidated Statements of Financial Position as of December 31, 2005 and 2004	31
Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2005, 2004, and 2003	32
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2005, 2004, and 2003	33
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003	34
Notes to Consolidated Financial Statements	35
Selected Consolidated Financial Data	48
Directors and Officers/Corporate Information	49

EXECUTIVE SUMMARY

In 2005, our revenues increased to $885.8 million compared to $586.7 million in 2004. Net income increased to $166.3 million or $1.13 per diluted share in 2005 compared to $100.2 million or $0.70 per diluted share in 2004. In the fourth quarter of 2005, we completed the repatriation of $60.0 million of Indian earnings pursuant to the American Jobs Creation Act (the Act) of 2004, leading to a one-time tax benefit, included in our 2005 results, of approximately $12.4 million or $0.08 per diluted share. Excluding this one-time tax benefit, net income increased to $153.9 million or $1.05 per diluted share in 2005. The key drivers of our revenue growth in 2005 were as follows:

- strong performance of our Financial Services and Healthcare segments. Our Financial Services segment had revenue growth of approximately 52% in 2005 and our Healthcare segment had revenue growth of approximately 51% in 2005;
- expansion of our service offerings, which enabled us to cross-sell new services to our customers and meet the rapidly growing demand for complex large-scale outsourcing solutions; and
- increased penetration at existing customers, including strategic customers. Specifically, 91% of our 2005 revenues were derived from customers who had been using our services at the end of 2004.

During 2005, we saw increasing demand from our customers for a broad range of IT solutions, particularly high performance web development initiatives, complex systems development engagements, testing, customer relationship management (CRM), enterprise resource planning (ERP), data warehousing and business intelligence. We finished the year with approximately 250 active clients compared to 233 in 2004 and added 19 strategic clients in 2005 to bring the total number of our strategic clients to 67. We define a strategic client as one offering the potential to generate between $5.0 million and $40.0 million or more in annual revenues at maturity. Our top five and top ten customers accounted for approximately 34% and 46%, respectively, of our total revenues in 2005 as compared to approximately 38% and 52%, respectively, for the year ended December 31, 2004. As we continue to add new customers and increase our penetration at existing customers, we expect the percentage of revenues from our top five and top ten customers to continue to decline in future periods.

In Europe, we continue to see growth in the UK market and we are starting to see signs of increased demand in continental Europe. Our revenue from European customers increased by approximately 41% in 2005 to $103.7 million compared to $73.7 million in 2004. In 2005, revenue from continental Europe increased by approximately $10.4 million or approximately 83% from approximately $12.5 million in 2004 to approximately $22.9 million in 2005. Continental Europe will continue to be an area of heavy investment for us in 2006 as we see this area as a growth opportunity for the long-term. The balance of our revenue from Europe came from customers in the UK.

In 2005, our operating margin increased to approximately 20.1% compared to 20.0% in 2004. This was consistent with our historic targeted operating margin range of 19% to 20% of total revenues. Historically, we have invested the profitability above the 19% to 20% operating margin level back into our business, which we believe is a significant contributing factor to our strong revenue growth. This investment is primarily focused in the areas of: (i) hiring client partners and relationship personnel with specific industry experience or domain expertise, (ii) training our technical staff in a broader range of IT service offerings, (iii) strengthening our business analytic capabilities, (iv) strengthening and expanding our portfolio of services and (v) continuing to expand our geographic presence for both sales and delivery. In addition, we maintain a deep bench of resources, trained in a broad range of service offerings, in order to be well-positioned to respond to our customer requests to take on additional projects. This also has an effect of reducing our operating margins and lowering our utilization levels.

We finished the year with total headcount of approximately 24,300, an increase of approximately 9,000 over the prior year end. The increase in the number of our technical personnel and related infrastructure costs, to meet the demand for our services, are the primary drivers of the increase in our operating expenses in 2005. Turnover, including both voluntary and involuntary, was approximately 14% for 2005. The vast majority of our turnover occurs in India, resulting in on-site annualized attrition rates below the global rate. In addition, attrition is weighted toward the most junior members of our staff.

We are continuing with our strategy of moving from leased facilities to owned facilities as a way of reducing overall operating costs. We recently expanded our plans to construct additional fully-owned development centers to now include over 1.7 million square feet as compared to previous plans, announced in October 2004, to add 900,000 square feet of space. The 1.7 million square feet of facilities will be located in Chennai, Pune, Kolkata, Hyderabad and Bangalore, India. The total construction expenditure related to

this expanded program is estimated to be approximately $140 million, an increase of approximately $64 million when compared to the expansion program announced in October 2004, which we expect to fund primarily from current operations.

In April 2005, we completed the acquisition of substantially all the assets of Fathom Solutions, LLC (Fathom), a United States (U.S.) based company specializing in IT consulting in the telecommunications and financial services industries, for initial consideration of approximately $23.3 million in cash and stock. Additional purchase price, not to exceed $16.0 million, payable in 2007, is contingent on Fathom achieving certain financial and operating targets over the two years ended April 30, 2007 and will be recorded when the contingency is resolved. We completed this acquisition primarily to strengthen our service capabilities in the telecommunications industry. We will continue to look for acquisitions that will strengthen our presence in a particular geographic area and increase our capabilities in a specific technology or industry.

At December 31, 2005, we had cash and cash equivalents and short-term investments of $424.0 million, an increase of approximately $109.2 million compared to December 31, 2004. Further, we had no third party debt and working capital of approximately $507.7 million at the end of 2005; accordingly, we do not anticipate any near-term liquidity issues.

On January 1, 2006, we will adopt Statement of Financial Accounting Standards (SFAS) No. 123R, which requires the expensing of our stock compensation programs. We expect the adoption of SFAS 123R to reduce net income in 2006 by an amount slightly above the SFAS No. 123 pro forma stock compensation expense of approximately $18 million for 2005. Factors that will affect our estimate of the SFAS 123R expense for 2006 include the timing and geographic mix of 2006 option grants, and changes to our stock price, volatility of our stock and risk-free interest rates during the year in 2006.

CRITICAL ACCOUNTING ESTIMATES AND RISKS

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. On an on-going basis, we evaluate our estimates. The most significant estimates relate to the recognition of revenue and profits based on the percentage of completion method of accounting, for certain fixed-bid contracts, the allowance for doubtful accounts, income taxes, valuation of goodwill and other long-lived assets, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual amounts will differ from the estimates used in the preparation of the accompanying consolidated financial statements. Our significant accounting policies are described in Note 2 to the consolidated financial statements.

We believe the following critical accounting policies require a higher level of management judgments and estimates than others in preparing the consolidated financial statements:

Revenue Recognition. Revenues related to our fixed-price contracts are recognized as the service is performed using the percentage of completion method of accounting, under which the total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract's cost-to-date bears to the total estimated cost (cost to cost method). Estimates of total contract revenues and costs are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative creditworthiness of each customer, historical collections experience and other information, including the aging of the receivables. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Income Taxes. Determining the consolidated provision for income tax expense, deferred tax assets and liabilities and related valuation allowance, if any, involves judgment. As a global company, we are required to calculate and provide for income taxes in each of

the jurisdictions where we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Tax exposures can involve complex issues and may require an extended period to resolve. In the period of resolution, adjustments may need to be recorded that result in increases or decreases to income. Changes in the geographic mix or estimated level of annual pre-tax income, as well as newly enacted tax legislation in each of the jurisdictions where we operate can also affect the overall effective income tax rate.

On an on-going basis, we evaluate whether a valuation allowance is needed to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we will not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income or equity (if the deferred tax asset is related to tax benefits from stock option benefits that have not been realized) in the period such determination was made.

Our Indian subsidiary, Cognizant India, is an export-oriented company, which, under the Indian Income Tax Act of 1961, is entitled to claim tax holidays for a period of ten consecutive years for each Software Technology Park (STP) with respect to export profits for each STP. Substantially all of the earnings of Cognizant India are attributable to export profits. In 2004, the ten-year tax holiday expired for one STP and, accordingly, the export profits for that STP are subject to Indian income tax. Export profits from the remaining STPs in India are currently entitled to a 100% exemption from Indian income tax. Under current law, these tax holidays will be completely phased out by March of 2009. The tax holiday did not expire for any STPs in 2005. On March 31, 2006, the tax holiday will expire for an additional STP; however, we do not expect the incremental Indian taxes due on the operating profits of this STP to have a significant effect on our 2006 effective income tax rate as we anticipate the percentage of Indian earnings subject to the tax holiday in India will increase as a percentage of total Indian earnings in 2006. In anticipation of the complete phase out of the tax holidays in March 2009, we expect to locate a portion of our new development centers in areas designated as Special Economic Zones (SEZ). Development centers operating in SEZ will be entitled to certain income tax incentives for periods up to 15 years. Under current Indian tax law, export profits after March 31, 2009 from our existing STPs will be fully taxable at the Indian statutory rate (currently 33.66%) in effect at such time.

Prior to 2002, it was management's intent to repatriate all accumulated earnings from India to the U.S.; accordingly, we provided for deferred income taxes on all such undistributed earnings through December 31, 2001. During the first quarter of 2002, we made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, beginning in 2002, we intend to use Indian earnings to expand operations outside of the U.S. instead of repatriating these earnings to the U.S. Accordingly, effective January 1, 2002, pursuant to Accounting Principles Board Opinion No. 23, we no longer accrue incremental U.S. taxes on Indian earnings as these earnings are considered to be indefinitely reinvested outside of the U.S. As of December 31, 2005, the amount of unrepatriated Indian earnings and total foreign earnings, including unrepatriated Indian earnings, upon which no incremental U.S. taxes have been recorded is approximately $267 million and $283 million, respectively. If such post-2002 earnings are repatriated in the future or are no longer deemed to be indefinitely reinvested, we will accrue the applicable amount of taxes associated with such earnings and pay taxes at a rate substantially higher than our overall effective income tax rate in 2005. Due to the various methods by which such earnings could be repatriated in the future, it is not currently practicable to determine the amount of applicable taxes that would result from such repatriation or whether the amount of previously accrued deferred taxes on Indian earnings recognized prior to 2002 would require adjustment.

Goodwill. We evaluate goodwill for impairment at least annually, or as circumstances warrant. When determining the fair value of our reporting units, we utilize various assumptions, including projections of future cash flows. Any adverse changes in key assumptions about our businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. As of December 31, 2005, our goodwill balance was approximately $18.2 million.

Long-lived Assets. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, we will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such asset. The measurement for such an impairment loss is then

based on the fair value of the asset. If such assets were determined to be impaired, it could have a material adverse effect on our business, results of operations and financial condition.

Risks. Most of our IT development centers, including a majority of our employees, are located in India. As a result, we may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potential geo-political and other risks associated with terrorist activities and local and cross border conflicts, potentially adverse tax consequences, tariffs, quotas and other barriers. We are also subject to risks associated with our overall compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The inability of our independent auditor to provide us with an unqualified report as to the adequacy of our internal controls over financial reporting for future year ends could result in adverse consequences to us, including, but not limited to, a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our stock to decline.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data expressed for the three years ended December 31, 2005:

(Dollars in thousands)	2005	% of Revenues	2004	% of Revenues	2003	% of Revenues	Increase (Decrease) 2005	Increase (Decrease) 2004
Revenues	$885,830	100.0%	$586,673	100.0%	$368,231	100.0%	$299,157	$218,442
Cost of revenues	479,915	54.2	319,810	54.5	199,724	54.2	160,105	120,086
Gross profit	405,915	45.8	266,863	45.5	168,507	45.8	139,052	98,356
Selling, general and administrative	206,899	23.3	132,796	22.7	84,259	22.9	74,103	48,537
Depreciation and amortization	21,400	2.4	16,447	2.8	11,936	3.3	4,953	4,511
Income from operations	177,616	20.1	117,620	20.0	72,312	19.6	59,996	45,308
Other income (expense), net	7,656		4,475		(81)		3,181	4,556
Provision for income taxes	19,006		21,852		14,866		(2,846)	6,986
Net income	$166,266	18.8	$100,243	17.1	$57,365	15.6	66,023	42,878
Net income, as adjusted[1]	$153,855	17.4	$100,243	17.1	$57,365	15.6	53,612	42,878

(1) In addition to net income as determined under U.S. GAAP, we have included "net income, as adjusted" which is a measure that the Securities and Exchange Commission defines as a "non-GAAP financial measure." Management believes that such non-GAAP financial measure, when read in conjunction with the company's reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the company's growth. Net income, as adjusted, for the year ended December 31, 2005 excludes a one-time tax benefit of $12,411 in 2005 related to the repatriation of $60,000 of Indian earnings under the Act.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue. Revenue increased by 51.0%, or approximately $299.2 million, from approximately $586.7 million during 2004 to approximately $885.8 million in 2005. This increase is primarily attributed to greater acceptance of the on-site/offshore delivery model, our expanding range of service offerings which allowed us to access a larger share of our customers' IT budgets, continued strength in our customers' discretionary spending, increased revenue from existing customers and revenue from new customers added since December 31, 2004, including the acquisition of Fathom. In 2005, approximately 91% of our revenues were derived from customers who had been using our services at the end of 2004 and the number of our active customers as of year end increased to approximately 250 as compared to approximately 233 at the end of 2004. In addition, we experienced strong demand across all of our business segments for an increasingly broad range of services. Our Financial Services segment accounted for approximately half of our year-over-year increase in revenue or approximately $150.5 million. Our IT consulting and technology services and IT outsourcing revenues increased by approximately 59% and 44%, respectively, compared to 2004 and represented approximately 49% and 51%, respectively, of total revenues in 2005. No customer accounted for sales in excess of 10% of revenues in 2005. JPMorgan Chase accounted for 13.7% of our revenues in 2004.

Gross Profit. Our cost of revenues consists primarily of the cost of salaries, payroll taxes, benefits, immigration, relocation and project-related travel for technical personnel, and the cost of sales commissions related to revenues. Cost of revenues increased by 50.1% or approximately $160.1 million, from approximately $319.8 million during 2004 to approximately $479.9 million in 2005. The increase was due primarily to higher compensation costs resulting from the increase in the number of our technical professionals. The increased number of technical professionals is a direct result of greater demand for our services. Our gross profit increased by 52.1%, or approximately $139.1 million, from approximately $266.9 million during 2004 to approximately $405.9 million during 2005. Gross profit margin was essentially flat, increasing from 45.5% of revenues during 2004 to 45.8% of revenues in 2005.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs. Selling, general and administrative expenses, including depreciation and amortization, increased by 53.0%, or approximately $79.1 million, from approximately $149.2 million during 2004 to approximately $228.3 million during 2005, and increased as a percentage of revenue from approximately 25.4% in 2004 to approximately 25.8% in 2005. The increase in such expenses in absolute dollars and as a percentage of revenues was due primarily to expenses incurred to expand our sales and marketing activities and increased infrastructure expenses to support our growth.

Income from Operations. Income from operations increased 51.0%, or approximately $60.0 million, from approximately $117.6 million during 2004 to approximately $177.6 million during 2005, representing essentially unchanged operating margins of approximately 20.1% of revenues in 2005 and 20.0% of revenues in 2004.

Other Income/Expense, Net. Other income/expense, net consists primarily of interest income and foreign currency gains or losses. The increase in other income is primarily attributed to an increase in interest income from $4.4 million during 2004 to approximately $9.0 million during 2005 partially offset by a $1.3 million year-over-year reduction in other income due to the remeasurement of certain balance sheet accounts for movements in foreign currency exchange rates. The increase in interest income is due primarily to higher invested balances and an increase in short-term interest rates.

Provision for Income Taxes. The provision for income taxes decreased from approximately $21.9 million in 2004 to approximately $19.0 million in 2005. The effective income tax rate decreased from 17.9% in 2004 to 10.3% in 2005. The decrease in the effective income tax rate in 2005 is primarily attributed to the one-time benefit of approximately $12.4 million recorded in the fourth quarter of 2005 in connection with the repatriation of $60.0 million of Indian earnings under the Act. The effective income tax rate in 2005, excluding the one-time benefit was 17.0%, which decreased from the prior year primarily due to the overall growth in our business which resulted in a greater percentage of our Indian earnings falling under the income tax holiday.

Net Income. Net income increased from approximately $100.2 million in 2004 to approximately $166.3 million in 2005, representing 17.1% and 18.8% of revenues in 2004 and 2005, respectively. The increase in net income as a percentage of revenues as compared to the prior year was primarily due to the one-time tax benefit resulting from the repatriation of Indian earnings in the fourth quarter of 2005. Net income as a percentage of revenues excluding the one-time benefit was 17.4%.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue. Revenue increased by 59.3%, or approximately $218.4 million, from approximately $368.2 million during 2003 to approximately $586.7 million in 2004. This increase resulted primarily from increased revenue from existing customers and revenue from new customers added since December 31, 2003, including acquisitions. Specifically, our Financial Services segment accounted for approximately $120 million of the year-over-year increase. Demand for our IT consulting and technology services increased significantly due to continued strength in our customers' discretionary spending. JPMorgan Chase accounted for 13.7% of our revenues in 2004 and 10.1% of our revenues in 2003. No other customer accounted for sales in excess of 10% of revenues in 2004 or 2003.

Gross Profit. Our cost of revenues consists primarily of the cost of salaries, payroll taxes, benefits, immigration, relocation and project-related travel for technical personnel, and the cost of sales commissions related to revenues. Cost of revenues increased by 60.1%, or approximately $120.1 million, from approximately $199.7 million during 2003 to approximately $319.8 million in 2004. The increase was due primarily to higher compensation costs resulting from the increase in the number of our technical professionals. The increased number of technical professionals is a direct result of greater demand for our services. Our gross profit increased by 58.4%, or approximately $98.4 million, from approximately $168.5 million during 2003 to approximately $266.9 million during

2004. Gross profit margin decreased from 45.8% of revenues during 2003 to 45.5% of revenues in 2004. The decrease in such gross profit margin was attributable, in part, to the appreciation of the Indian Rupee versus the U.S. dollar.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs. Selling, general and administrative expenses, including depreciation and amortization, increased by 55.1%, or approximately $53.0 million, from approximately $96.2 million during 2003 to approximately $149.2 million during 2004, and decreased as a percentage of revenue from approximately 26.1% in 2003 to 25.4% in 2004. The increase in such expenses in absolute dollars was due primarily to expenses incurred to expand our sales and marketing activities and increased infrastructure expenses to support our growth. The decrease in such expenses as a percentage of revenue was due primarily to the leverage achieved from increased revenues that have resulted from our expanded sales and marketing activities in the current and prior years partially offset by the appreciation of the Indian Rupee versus the U.S. dollar.

Income from Operations. Income from operations increased 62.7%, or approximately $45.3 million, from approximately $72.3 million during 2003 to approximately $117.6 million during 2004, representing approximately 19.6% of revenues during 2003 and 20.0% of revenues during 2004. The increase in operating margin was due primarily to the leverage achieved from increased revenues that resulted from our expanded sales and marketing activities in the current and prior years.

Other Income/Expense, Net. Other income/expense, net consists primarily of interest income and foreign currency gains or losses and for the year ended December 31, 2003, non-recurring split-off costs of $2.0 million related to direct and incremental expenses (e.g., legal and accounting fees, printing and registration costs) incurred by us directly related to our split-off from IMS Health. Interest income increased from $2.1 million during 2003 to approximately $4.4 million during 2004. The increase in interest income is due primarily to higher invested cash balances and an increased portion of this balance held in foreign currencies which earn slightly higher interest rates.

Provision for Income Taxes. The provision for income taxes increased from approximately $14.9 million in 2003 to approximately $21.9 million in 2004, with an effective tax rate of 20.6% in 2003 and 17.9% in 2004. The decrease in the effective income tax rate in 2004 is primarily attributed to India's conversion of the withholding tax on dividends to an additional corporate tax on the distribution of profits.

Net Income. Net income increased from approximately $57.4 million in 2003 to approximately $100.2 million in 2004, representing approximately 15.6% and 17.1% as a percentage of revenues, respectively. The increase in net income as a percentage of revenues as compared to the prior period was primarily due to the absence in 2004 of the one-time non-recurring split-off costs referred to above and a lower effective income tax rate for 2004 compared to 2003.

RESULTS BY BUSINESS SEGMENT

Our reportable segments are: Financial Services, which includes customers providing banking/transaction processing, capital markets and insurance services; Healthcare, which includes healthcare providers and payers as well as life sciences customers; Manufacturing/Retail/Logistics, which includes manufacturers, retailers, travel and other hospitality customers, as well as customers providing logistics services; and Other, which is an aggregation of industry operating segments which, individually, are less than 10% of consolidated revenues and segment operating profit. The Other reportable segment includes media, information services, telecommunications and high technology operating segments. Our sales managers, account executives, account managers and project teams are aligned in accordance with the specific industries they serve.

The Company's chief operating decision maker evaluates Cognizant's performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Generally, operating expenses for each operating segment have similar characteristics and are subject to the same factors, pressures and challenges. However, the economic environment and its effects on industries served by our operating groups may affect revenue and operating expenses to differing degrees. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as a per seat charge for use of the development centers. Certain expenses, such as general and administrative, and a portion of depreciation and amortization, are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific

segment. Accordingly, these expenses are separately disclosed as "unallocated" and adjusted only against the total income from operations.

Revenues from external customers and segment operating profit, before unallocated expenses, for the Financial Services, Healthcare, Manufacturing/Retail/Logistics, and Other reportable segments for the years ended December 31, 2005, 2004 and 2003 are as follows:

(Dollars in thousands)				2005		2004	
	2005	2004	2003	Increase	%	Increase	%
Revenues:							
Financial services	$440,958	$290,432	$170,370	$150,526	51.8	$120,062	70.5
Healthcare	176,102	116,370	78,420	59,732	51.3	37,950	48.4
Manufacturing/retail/logistics	152,536	105,328	64,064	47,208	44.8	41,264	64.4
Other	116,234	74,543	55,377	41,691	55.9	19,166	34.6
Total revenues	$885,830	$586,673	$368,231	$299,157	51.0	$218,442	59.3
Segment Operating Profit:							
Financial services	$153,542	$104,074	$52,412	$49,468	47.5	$51,662	98.6
Healthcare	71,226	47,294	31,912	23,932	50.6	15,382	48.2
Manufacturing/retail/logistics	46,210	38,842	24,569	7,368	19.0	14,273	58.1
Other	39,100	30,820	20,964	8,280	26.9	9,856	47.0
Total segment operating profit	$310,078	$221,030	$129,857	$89,048	40.3	$91,173	70.2

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Financial Services Segment

Revenue. Revenue increased by 51.8%, or approximately $150.5 million, from approximately $290.4 million during 2004 to approximately $441.0 million in 2005. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as a significant number of new customers and acceptance of our expanded portfolio of services. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased by 47.5%, or approximately $49.5 million, from approximately $104.1 million during 2004 to approximately $153.5 million during 2005. The increase in segment operating profit was attributable primarily to increased revenues partially offset by continuing investment in sales and marketing.

Healthcare Segment

Revenue. Revenue increased by 51.3%, or approximately $59.7 million, from approximately $116.4 million during 2004 to approximately $176.1 million in 2005. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as a significant number of new customers and acceptance of our expanded portfolio of services. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 50.6%, or approximately $23.9 million, from approximately $47.3 million during 2004 to approximately $71.2 million during 2005. The increase in segment operating profit was attributable primarily to increased revenues partially offset by continuing investment in sales and marketing.

Manufacturing/Retail/Logistics Segment

Revenue. Revenue increased by 44.8%, or approximately $47.2 million, from approximately $105.3 million during 2004 to approximately $152.5 million in 2005. The increase in revenue within the manufacturing, logistics and retail groups was primarily driven by continued expansion of existing customer relationships as well as a significant number of new customers and acceptance of our expanded portfolio of services. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 19.0%, or approximately $7.4 million, from approximately $38.8 million during 2004 to approximately $46.2 million during 2005. The increase in segment operating profit was attributable primarily to

increased revenues largely offset by significant investments in sales and marketing, client relationship and program management personnel, and program development to accelerate the acquisition and growth of new and existing clients.

Other Segment

Revenue. Revenue increased by 55.9%, or approximately $41.7 million, from approximately $74.5 million in 2004 to approximately $116.2 million in 2005. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as a significant number of new customers and acceptance of our expanded portfolio of services. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/off-shore IT services delivery model and the acquisition of Fathom.

Segment Operating Profit. Segment operating profit increased 26.9%, or approximately $8.3 million from approximately $30.8 million in 2004 to approximately $39.1 million in 2005. The increase in segment operating profit was attributable primarily to increased revenues, including the acquisition of Fathom, largely offset by significant investments in sales and marketing, client relationship and program management personnel, and program development to accelerate the acquisition and growth of new and existing clients.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Financial Services Segment

Revenue. Revenue increased by 70.5%, or approximately $120.1 million, from approximately $170.4 million during 2003 to approximately $290.4 million in 2004. The increase in revenue was attributable primarily to greater acceptance of the on-site/offshore IT services delivery model as a means of reducing a customer's internal IT costs, as well as increased sales and marketing activities directed at both the U.S. and European markets for our services.

Segment Operating Profit. Segment operating profit increased 98.6%, or approximately $51.7 million, from approximately $52.4 million during 2003 to approximately $104.1 million during 2004. The increase in segment operating profit was attributable primarily to increased revenues and achieving continued leverage on prior sales and marketing investments.

Healthcare Segment

Revenue. Revenue increased by 48.4%, or approximately $38.0 million, from approximately $78.4 million during 2003 to approximately $116.4 million in 2004. The increase in revenue was primarily attributable to the continued expansion of services within our existing North American customers.

Segment Operating Profit. Segment operating profit increased 48.2%, or approximately $15.4 million, from approximately $31.9 million during 2003 to approximately $47.3 million during 2004. The increase in segment operating profit was attributable primarily to increased revenues and achieving continued leverage on prior sales and marketing investments.

Manufacturing/Retail/Logistics Segment

Revenue. Revenue increased by 64.4%, or approximately $41.3 million, from approximately $64.1 million during 2003 to approximately $105.3 million in 2004. The increase in revenue within the manufacturing, logistics and retail groups was driven both by continued expansion of existing customer relationships as well as a significant number of new customers. The increase can also be attributed to leveraging sales and marketing investments in this area as well as greater acceptance of the onsite/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 58.1%, or approximately $14.3 million, from approximately $24.6 million during 2003 to approximately $38.8 million during 2004. The increase in segment operating profit was attributable primarily to increased revenues partially offset by continuing investment in sales and marketing investments.

Other Segment

Revenue. Revenue increased by 34.6%, or approximately $19.2 million, from approximately $55.4 million in 2003 to approximately $74.5 million in 2004. The increase in revenue was attributable primarily to greater acceptance of the on-site/offshore consulting services delivery model as a means of reducing a customer's internal IT costs, as well as sales and marketing activities directed at the U.S. market for our services.

Segment Operating Profit. Segment operating profit increased 47.0%, or approximately $9.9 million from approximately $21.0 million in 2003 to approximately $30.8 million in 2004. The increase in segment operating profit was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, we had cash and cash equivalents and short-term investments of $424.0 million. We have used, and plan to use, such cash for (i) expansion of existing operations, including our offshore IT development centers; (ii) continued development of new service lines; (iii) possible acquisitions of related businesses; (iv) formation of joint ventures; and (v) general corporate purposes, including working capital. As of December 31, 2005, we had no third party debt and had working capital of approximately $507.7 million as compared to working capital of approximately $338.9 million, with no third party debt as of December 31, 2004. Accordingly, we do not anticipate any near-term liquidity issues.

Net cash provided by operating activities was approximately $159.8 million for the year ended December 31, 2005, $127.3 million for the year ended December 31, 2004 and $79.9 million for the year ended December 31, 2003. The increase in 2005 as compared to the prior year is primarily attributed to the increase in our net income in 2005, offset, in part, by slower collections of receivables and the timing of payment of accrued expenses. Trade accounts receivable increased from approximately $52.3 million at December 31, 2003 to approximately $96.4 million at December 31, 2004 and to approximately $154.0 million at December 31, 2005. Unbilled accounts receivable increased from approximately $9.5 million at December 31, 2003 to approximately $14.2 million at December 31, 2004 and increased to approximately $22.7 million at December 31, 2005. The increase in trade accounts receivable and unbilled receivables during 2005 was due primarily to increased revenues and a higher number of days of sales outstanding. Unbilled receivables increased primarily due to increased revenue and the timing of milestone billings for certain fixed price contracts. We monitor turnover, aging and the collection of accounts receivable through the use of management reports that are prepared on a customer basis and evaluated by our finance staff. At December 31, 2005, our days' sales outstanding, including unbilled receivables, was approximately 63 days as compared to 59 days as of December 31, 2004 and 53 days as of December 31, 2003.

Our investing activities used net cash of approximately $204.5 million for the year ended December 31, 2005, $112.7 million for the year ended December 31, 2004 and $30.6 million for the year ended December 31, 2003. The increase in each year was primarily related to increased investment of excess cash generated from operations in short-term investments to achieve a higher return on invested balances and greater investment in property and equipment to expand our offshore IT development centers.

Our financing activities provided net cash of approximately $47.5 million for the year ended December 31, 2005, $36.8 million for the year ended December 31, 2004 and $21.8 million for the year ended December 31, 2003. The increase in each year was primarily related to a higher level of cash proceeds from the exercise of stock options and employee purchases of stock.

We believe that our available funds and the cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations and needs for at least the next 12 months. Our ability to expand and grow our business in accordance with current plans, to make acquisitions and form joint ventures and to meet our long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which our cash flow increases, our ability and willingness to accomplish acquisitions and joint ventures with capital stock, our continued intent not to repatriate earnings subsequent to January 1, 2002 from India, our ability not to breach the Distribution Agreement between IMS Health and us, especially as it relates to our tax indemnities, and the availability of public and private debt and equity financing. We cannot be certain that additional financing, if required, will be available on terms favorable to us, if at all.

During July 2004, we entered into a foreign currency forward contract, with a six-month term and notional amount of $12.5 million, to sell the Indian Rupee for U.S. dollars, that was settled in January 2005. We entered into this forward contract to manage a portion of our foreign currency risk related to Indian Rupee denominated asset balances, primarily cash investments, at our Indian subsidiary, Cognizant India. Movement in the exchange rate for the Indian Rupee results in foreign currency gains or losses upon remeasurement of Cognizant India's financial statements into its functional currency, the U.S. dollar. Our objective was to reduce foreign currency exposure to appreciation or depreciation in the value of the Indian Rupee by offsetting a portion of such exposure with gains or losses on the forward contract, referred to above. The forward contract was marked to market and recorded at fair

value with unrealized gains and losses reported along with foreign currency gains or losses in the caption "other income (expense), net" on our consolidated statements of operations and comprehensive income.

Other than the aforementioned forward contract, we have not engaged in hedging activities nor have we entered into off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons that are likely to affect liquidity or the availability of or requirements for capital resources.

COMMITMENTS AND CONTINGENCIES

We have expanded our plans to construct additional fully-owned IT development centers to now include over 1.7 million square feet as compared to previous plans, announced in October 2004, to add 900,000 square feet of space. The 1.7 million square feet of facilities will be located in Chennai, Pune, Kolkata, Hyderabad and Bangalore, India. As of December 31, 2005, we have entered into fixed capital commitments of approximately $70.4 million related to this India development center expansion program, of which approximately $48.9 million has been spent to date.

As of December 31, 2005, we had the following obligations and commitments to make future payments under contractual obligations and commercial commitments:

(in thousands)	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 52,734	$ 13,848	$ 19,324	$ 14,738	$ 4,824
Fixed capital commitments[1]	21,502	21,502	–	–	–
Other purchase commitments[2]	9,708	5,162	4,546	–	–
Total	$ 83,944	$ 40,512	$ 23,870	$ 14,738	$ 4,824

(1) Relates to India IT development center expansion program.

(2)Other purchase commitments include, among other things, information technology, software support and maintenance obligations, as well as other obligations in the ordinary course of business that we cannot cancel or where we would be required to pay a termination fee in the event of cancellation.

In connection with the acquisition of substantially all the assets of Fathom, additional purchase price, not to exceed $16.0 million, payable in 2007, is contingent on Fathom achieving certain financial and operating targets over the two years ended April 30, 2007.

Contingent purchase price payments relating to acquisitions are recorded when the contingencies are resolved. The contingent consideration, if paid, will be recorded as an additional element of the cost of the acquired company. Any additional payments relating to the achievement of post-acquisition financial and operating targets is expected to be funded by cash flows from operations.

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on our quarterly or annual operating results, cash flows, or consolidated financial position. Additionally, many of our engagements involve projects that are critical to the operations of our customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to contractually limit our liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering our application design, development and maintenance services, there can be no assurance that the limitations of liability set forth in our contracts will be enforceable in all instances or will otherwise protect us from liability for damages. Although we have general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our quarterly and annual operating results, financial position and cash flows.

In connection with our Split-Off from IMS Health, we entered into a Distribution Agreement, dated January 7, 2003, with IMS Health, referred to as the Distribution Agreement. The Distribution Agreement provides, among other things, that IMS Health and we will comply with, and not take any action during the relevant time period that is inconsistent with, the representations made to and relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax conse-

quences of the exchange offer. In addition, pursuant to the Distribution Agreement, we indemnified IMS Health for any tax liability to which they may be subject as a result of the exchange offer but only to the extent that such tax liability resulted solely from a breach in the representations we made to and were relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. If we breach any of our representations in connection with the Distribution Agreement, the related indemnification liability could be material to our quarterly and annual operating results, financial position and cash flows.

EXIT ACTIVITY

On June 29, 2004, we announced our plans to wind-down operations at our development center located in Limerick, Ireland and close the facility by March 31, 2005. As of March 31, 2005, we completed the wind-down of our Limerick development facility. During the year ended December 31, 2004 we recorded expenses of approximately $1.5 million primarily for severance, retention bonuses and an obligation to repay funds previously received through local job grant programs and made payments of $1.0 million through December 31, 2004. During the year ended December 31, 2005, we recorded additional expenses of approximately $0.1 million and made payments of approximately $0.6 million primarily for severance and retention bonuses. All costs have been paid as of December 31, 2005.

FOREIGN CURRENCY TRANSLATION

Overall, we believe that we are not exposed to significant revenue risk resulting from movement in foreign exchange rates as approximately 87% of our revenues are generated from customers located in the U.S. However, a portion of our costs in India are denominated in local currency and subject to foreign exchange rate fluctuations, which has an impact on our results of operations. In addition, a portion of our balance sheet is exposed to foreign exchange rate fluctuations, which results in non-operating foreign exchange gains and losses. On an ongoing basis we manage a portion of this risk by limiting our net monetary asset exposure to the Indian Rupee in our Indian subsidiary.

RELATED PARTY TRANSACTIONS

On February 13, 2003 (the Split-Off Date), IMS Health distributed all of our Class B common stock that IMS Health owned in an exchange offer to IMS Health stockholders (the Split-Off). In connection with the exchange offer we incurred Split-Off costs of $2.0 million in 2003. As a result of the Split-Off, IMS Health is no longer a related party as of the Split-Off Date. Accordingly, our revenues from IMS Health subsequent to the Split-Off Date are classified as third party revenues. We recognized related party revenues from IMS Health totaling approximately $2.6 million in 2003. Total revenues from IMS Health during 2003, including related party revenues prior to the Split-Off Date, were approximately $22.7 million.

EFFECTS OF INFLATION

Our most significant costs are the salaries and related benefits for our programming staff and other professionals. Competition in India, the U.S. and Europe for professionals with advanced technical skills necessary to perform our services offered have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, we must adequately anticipate wage increases, particularly on our fixed-price contracts. There can be no assurance that we will be able to recover cost increases through increases in the prices that we charge for our services in the U.S. and elsewhere.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement when specific transition provisions are not provided. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine the period specific or cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" (SFAS No. 123R), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123R

is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options and issuances under employee stock purchase plans, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative under the new standard. In addition, SFAS No. 123R requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flow will remain unchanged from what would have been reported under prior accounting rules. SFAS No. 123R is effective for our annual reporting period beginning January 1, 2006.

We will adopt SFAS No. 123R effective January 1, 2006, utilizing the modified prospective method. Adoption of SFAS No. 123R will reduce our gross margin, operating margin, reported net income and earnings per share because we currently use the intrinsic value method as permitted by APB No. 25. Accordingly, no compensation expense is currently recognized for stock purchase rights granted under our (i) employee stock option plans since the exercise price equals the fair value of the underlying stock at date of grant and (ii) employee stock purchase plan. For the year ended December 31, 2006, we expect the annualized after-tax cost associated with expensing grants under our employee stock option and employee stock purchase plans, including an estimate of grants to be issued in 2006, to be slightly above the SFAS No. 123 pro forma stock compensation expense of approximately $18 million for 2005. Factors that will affect our estimate of the SFAS 123R expense for 2006 include the timing and geographic mix of 2006 option grants, and changes to our stock price, volatility of our stock and risk-free interest rates during the year in 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rate risk in the ordinary course of doing business as we transact or hold a portion of our funds in foreign currencies, particularly the Indian Rupee. Accordingly, we periodically evaluate the need for hedging strategies to mitigate the effect of foreign currency fluctuations. During July 2004, we entered into a foreign currency forward contract, with a six-month term and notional amount of $12.5 million, to sell the Indian Rupee for U.S. dollars that was settled in January 2005. We may continue to enter into such instruments in the future to reduce foreign currency exposure to appreciation or depreciation in the value of certain foreign currencies. Other than the aforementioned forward contract, we have not engaged in hedging activities nor have we entered into off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons that are likely to affect liquidity or the availability of or requirements for capital resources.

We do not believe we are exposed to material direct risks associated with changes in interest rates other than with our cash and cash equivalents and short-term investments. As of December 31, 2005, we had $424.0 million of cash and cash equivalents and short-term investments which are impacted almost immediately by changes in short-term interest rates. We limit our credit risk by investing primarily in AAA rated securities as rated by Moody's, Standard & Poor's and Fitch rating services and restricting amounts that can be invested with any single issuer.

FORWARD LOOKING STATEMENTS

The statements contained in this Annual Report that are not historical facts are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by us with the Securities and Exchange Commission, or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements, such as statements regarding anticipated future revenues, contract percentage completions, capital expenditures, and other statements regarding matters that are not historical facts, involve predictions. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements which include general economic conditions and factors discussed in our most recent Annual Report on Form 10-K for the year ended December 31, 2005 and other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company's financial position and results of operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the Company's independent registered public accounting firm and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent registered public accounting firm. The independent registered public accounting firm has free access to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 and is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2005. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on its evaluation, our management has concluded that, as of December 31, 2005, our internal control over financial reporting was effective. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 30.



Lakshmi Narayanan
President and
Chief Executive Officer
March 15, 2006



Gordon Coburn
Executive Vice President and
Chief Financial Officer
March 15, 2006

To the Board of Directors and Stockholders of Cognizant Technology Solutions Corporation:

We have completed integrated audits of Cognizant Technology Solutions Corporation's 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cognizant Technology Solutions Corporation and its subsidiaries (the "Company") at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Report on Internal Control Over Financial Reporting", that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 15, 2006

Consolidated Statements of Financial Position

(in thousands, except par values)

	At December 31,	
	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 196,938	$ 199,296
Short-term investments	227,063	115,465
Trade accounts receivable, net of allowances of $2,325 and $1,560, respectively	153,971	96,363
Unbilled accounts receivable	22,725	14,154
Deferred income tax assets	42,752	16,815
Other current assets	19,974	11,904
Total current assets	663,423	453,997
Property and equipment, net of accumulated depreciation of $64,736 and $47,436, respectively	146,982	90,705
Goodwill	18,223	9,701
Other intangible assets, net	16,277	12,126
Deferred income tax assets	17,247	–
Other assets	7,741	6,216
Total assets	$ 869,893	$ 572,745
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 16,420	$ 11,190
Accrued expenses and other liabilities	139,328	103,870
Total current liabilities	155,748	115,060
Deferred income tax liabilities	–	4,156
Total liabilities	155,748	119,216
Commitments and contingencies (See Notes 12 and 13)		
Stockholders' equity:		
Preferred stock, $.10 par value, 15,000 shares authorized, none issued	–	–
Class A common stock, $.01 par value, 325,000 shares authorized, 139,346 and 134,177 shares issued and outstanding at December 31, 2005 and 2004, respectively	1,393	1,342
Additional paid-in capital	293,149	191,322
Retained earnings	417,482	251,216
Accumulated other comprehensive income	2,121	9,649
Total stockholders' equity	714,145	453,529
Total liabilities and stockholders' equity	$ 869,893	$ 572,745

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

(in thousands, except per share data)

	Year Ended December 31,		
	2005	2004	2003
Revenues	$ 885,830	$ 586,673	$ 365,656
Revenues-related party	–	–	2,575
Total revenues	885,830	586,673	368,231
Cost of revenues	479,915	319,810	199,724
Gross profit	405,915	266,863	168,507
Selling, general and administrative expenses	206,899	132,796	84,259
Depreciation and amortization expense	21,400	16,447	11,936
Income from operations	177,616	117,620	72,312
Other income (expense), net:			
Interest income	8,982	4,389	2,128
Split-off costs (See Note 1)	–	–	(2,010)
Other income (expense), net	(1,326)	86	(199)
Total other income (expense)	7,656	4,475	(81)
Income before provision for income taxes	185,272	122,095	72,231
Provision for income taxes	19,006	21,852	14,866
Net income	$ 166,266	$ 100,243	$ 57,365
Basic earnings per share	$ 1.22	$ 0.77	$ 0.46
Diluted earnings per share	$ 1.13	$ 0.70	$ 0.42
Weighted average number of common shares outstanding – Basic	136,494	130,990	125,011
Dilutive effect of shares issuable as of period-end under stock option plans	10,401	11,566	10,803
Weighted average number of common shares outstanding – Diluted	146,895	142,556	135,814
Comprehensive Income:			
Net income	$ 166,266	$ 100,243	$ 57,365
Foreign currency translation adjustments	(7,528)	5,649	4,185
Total comprehensive income	$ 158,738	$ 105,892	$ 61,550

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Class A Common stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance, December 31, 2002	122,520	$ 1,224	$ 70,834	$ 93,608	$ (185)	$ 165,481
Foreign Currency Translation Adjustments	–	–	–	–	4,185	4,185
Exercise of Stock Options	5,958	60	21,828	–	–	21,888
Tax Benefit related to Stock Plans	–	–	22,299	–	–	22,299
Employee Stock Purchase Plan	196	2	2,362	–	–	2,364
Compensatory Grants	–	–	488	–	–	488
Net Income	–	–	–	57,365	–	57,365
Balance, December 31, 2003	128,674	1,286	117,811	150,973	4,000	274,070
Foreign Currency Translation Adjustments	–	–	–	–	5,649	5,649
Exercise of Stock Options	5,263	53	31,071	–	–	31,124
Tax Benefit related to Stock Plans	–	–	36,799	–	–	36,799
Employee Stock Purchase Plan	240	3	5,641	–	–	5,644
Net Income	–	–	–	100,243	–	100,243
Balance, December 31, 2004	134,177	1,342	191,322	251,216	9,649	453,529
Foreign Currency Translation Adjustments	–	–	–	–	(7,528)	(7,528)
Exercise of Stock Options	4,692	46	32,697	–	–	32,743
Tax Benefit related to Stock Plans	–	–	49,705	–	–	49,705
Employee Stock Purchase Plan	364	4	14,704	–	–	14,708
Acquisition	113	1	4,721	–	–	4,722
Net Income	–	–	–	166,266	–	166,266
Balance, December 31, 2005	139,346	$ 1,393	$ 293,149	$ 417,482	$ 2,121	$ 714,145

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 166,266	$ 100,243	$ 57,365
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	21,400	16,447	11,936
Provision for doubtful accounts	1,626	527	100
Split-off costs (See Note 1)	–	–	2,010
Deferred income taxes	(47,340)	(22,326)	(10,977)
Tax benefit related to stock option exercises	49,705	36,799	22,299
Changes in assets and liabilities:			
Trade accounts receivable	(55,827)	(42,739)	(13,442)
Other current assets	(15,339)	(8,293)	(8,183)
Other assets	(1,294)	(3,495)	1,334
Accounts payable	2,208	1,546	1,785
Accrued and other liabilities	38,355	48,624	15,635
Net cash provided by operating activities	159,760	127,333	79,862
Cash flows used in investing activities:			
Purchases of property and equipment	(71,770)	(46,581)	(29,991)
Investment in short-term investments	(625,792)	(175,331)	(93,300)
Proceeds from maturity or sale of short-term investments	512,827	110,713	100,550
Acquisitions, net of cash acquired	(19,811)	(1,495)	(7,823)
Net cash used in investing activities	(204,546)	(112,694)	(30,564)
Cash flows from financing activities:			
Proceeds from issued shares	47,451	36,768	24,740
Split-off costs (See Note 1)	–	–	(2,963)
Net cash provided by financing activities	47,451	36,768	21,777
Effect of currency translation	(5,023)	3,518	4,185
(Decrease) increase in cash and cash equivalents	(2,358)	54,925	75,260
Cash and cash equivalents, at beginning of year	199,296	144,371	69,111
Cash and cash equivalents, at end of year	$ 196,938	$ 199,296	$ 144,371
Supplemental information:			
Cash paid for income taxes during the year	$ 17,354	$ 9,608	$ 3,331

The accompanying notes are an integral part of the consolidated financial statements.

1. Basis of Presentation

Description of Business. Cognizant Technology Solutions Corporation ("Cognizant" or the "Company") is a leading provider of custom Information Technology ("IT") consulting and technology services as well as outsourcing services for Global 2000 business companies located in North America, Europe and Asia. Cognizant's core competencies include Technology Strategy Consulting, Complex Systems Development, Enterprise Software Package Implementation, Data Warehousing & Business Intelligence, Application Testing, Application Maintenance, Infrastructure Management and Vertically-Oriented Business Process Outsourcing (BPO). The Company tailors its services to specific industries, and utilizes an integrated on-site/offshore business model. This seamless on-site/offshore business model combines technical and account management teams located on-site at the customer location and offshore at dedicated development centers located primarily in India.

Organization. Cognizant began its IT development and maintenance services business in early 1994, as an in-house technology development center for The Dun & Bradstreet Corporation and its operating units. In 1996, Cognizant, along with certain other entities, was spun-off from The Dun & Bradstreet Corporation to form a new company, Cognizant Corporation. On June 24, 1998, Cognizant completed its initial public offering of its Class A common stock. On June 30, 1998, a majority interest in Cognizant, and certain other entities were spun-off from Cognizant Corporation to form IMS Health Incorporated ("IMS Health"). Subsequently, Cognizant Corporation was renamed Nielsen Media Research, Incorporated. At December 31, 2002, IMS Health owned 55.3% of the outstanding stock of Cognizant.

Split-Off from IMS Health. On February 13, 2003 (the "Split-Off Date"), IMS Health distributed all of the Cognizant common stock that IMS Health owned in an exchange offer to IMS stockholders (the "Split-Off"). As a result of the Split-Off, IMS Health and its affiliates are no longer related parties of Cognizant as of the Split-Off Date. Accordingly, only services rendered to or received from IMS Health and its affiliates during the period January 1, 2003 to the Split-Off Date are classified as related party transactions. Services rendered to or received from IMS Health subsequent to the Split-Off Date are classified as third party transactions. See Note 11.

In connection with the Split-Off, Cognizant was obligated to pay the costs associated with the Split-Off (the "Split-Off Costs") in connection with the exchange offer under the provisions of an Intercompany Agreement, dated as of May 15, 1998. The Intercompany Agreement provided that Cognizant would pay its own costs, without reimbursement, and the costs of IMS Health (other than underwriting discounts, commissions and certain other specified costs) necessary to facilitate a sale or spin-off of IMS Health's ownership interest in the Company.

In 2003, Cognizant incurred direct and incremental costs of $2,010 resulting from external costs contractually incurred related to the Split-Off. Such costs included direct legal, accounting, printing and other costs, including a non-cash charge calculated in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees and Related Interpretations" ("APB No. 25") of approximately $488 related to the retention, acceleration and extended life of Cognizant common stock options held by two former Directors of Cognizant who resigned on the Split-Off Date as a condition of the Split-Off. Such former Directors were, as of the Split-Off Date, officers of IMS Health.

Of the total $3,690 of Split-Off Costs incurred and recorded, including approximately $1,680 recorded in 2002, all costs were paid as of December 31, 2003. Cognizant did not receive any proceeds from the IMS Health exchange offer.

Capital Stock. In connection with the Split-Off, IMS Health, as the Company's majority stockholder at that time, approved amendments to Cognizant's certificate of incorporation that became effective following consummation of the Split-Off. The material terms of these amendments:

- provided for a classified board of directors;
- set the number of Cognizant's directors; and
- provided for supermajority approval requirements for actions to amend, alter, change, add to or repeal specified provisions of Cognizant's certificate of incorporation and any provision of the by-laws.

In connection with the Split-Off, Cognizant's Board of Directors also approved amendments to Cognizant's by-laws, which became effective following completion of the Split-Off. The material terms of these amendments made to Cognizant's by-laws affected nominations of persons for election to the Board of Directors and proposals of business at annual or special meetings of stockholders. Cognizant's Board of Directors also adopted a stockholders' rights plan providing certain rights to stockholders under certain circumstances.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Company and its consolidated

subsidiaries for all periods presented. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents included time deposits of $37,229 at December 31, 2005. There were no time deposits included in cash and cash equivalents at December 31, 2004. In previously issued financial statements, short-term investments in auction-rate securities were included in cash and cash equivalents. In the first quarter of 2005, the Company began to classify its investment in auction-rate securities as short-term investments. In previously issued financial statements such short-term investments included in cash and cash equivalents were $94,150, $49,850, $57,100 and $34,550 at December 31, 2004, 2003, 2002 and 2001, respectively. The change in presentation of auction-rate securities had no effect on the amounts of total current assets, total assets, net income or cash flow from operations of the Company for previously reported periods. Prior-year amounts have been reclassified to conform to the 2005 presentation.

Cash and cash equivalents and short-term investments as of December 31, 2004 and the captions: "investment in short-term investments," "proceeds from maturity or sale of short-term investments," "net cash used in investing activities" and "net increase in cash and cash equivalents" presented in the Company's statements of cash flows for the years ended December 31, 2004 and 2003 after reclassification and as previously reported are as follows:

	After Reclassification	As Previously Reported
	2004	2004
Cash and cash equivalents	$ 199,296	$ 293,446
Short-term investments	115,465	21,315
	$ 314,761	$ 314,761

	After Reclassification 2004	After Reclassification 2003	As Previously Reported 2004	As Previously Reported 2003
Investment in short-term investments	$(175,331)	$ (93,300)	$ (43,351)	$ –
Proceeds from maturity or sale of short-term investments	$ 110,713	$ 100,550	$ 23,033	$ –
Net cash used in investing activities	$(112,694)	$ (30,564)	$ (68,394)	$ (37,814)
Net increase in cash and cash equivalents	$ 54,925	$ 75,260	$ 99,225	$ 68,010

Short-Term Investments. The Company's short-term investments consist of time deposits which mature in less than one year, valued at cost, which approximates fair value and available-for-sale securities valued at fair value. Interest and amortization of premiums and discounts for debt securities are included in interest income. Available-for-sale securities consist primarily of auction-rate securities with auction rate reset periods of less than three months. The Company's investment in auction-rate securities consists of investment grade municipal and corporate debt securities.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer, historical collections experience and other information, including the aging of the receivables.

Unbilled Accounts Receivable. Unbilled accounts receivable represent revenues on contracts to be billed, in subsequent periods, as per the terms of the related contracts.

Short-term Financial Assets and Liabilities. Cash and cash equivalents, trade receivables, accounts payable and other accrued liabilities are short-term in nature and, accordingly, their carrying values approximate fair value.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized. Deposits paid towards acquisition of long-lived assets and the cost of assets not put in use before the balance sheet date are disclosed under the caption "capital work-in-progress" in Note 5.

Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized, including the salaries and benefits of employees that are directly involved in the installation of such software. The capitalized costs are amortized on a straight-line method over the lesser of three years or its useful life. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

Goodwill and Other Intangibles. The Company does not amortize goodwill, but instead tests goodwill at the reporting unit level for impairment at least annually or as circumstances warrant. If an impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is record-

ed. Other intangibles represent primarily customer relationships and assembled workforce, which are being amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets. The Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the Company will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The impairment loss would equal the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition. The Company's services are entered into on either a time-and-materials or fixed-price basis. Revenues related to time-and-materials contracts are recognized as the service is performed. Revenues related to fixed-price contracts that provide for highly complex information technology application development services are recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost (cost to cost method). Revenues related to fixed-priced contracts that provide solely for application maintenance services are recognized on a straight-line basis or as services are rendered or transactions processed in accordance with contractual terms. Expenses are recorded as incurred over the contract period.

Effective July 1, 2003, the Company adopted Emerging Issues Task Force ("EITF") Consensus 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). For contracts with multiple deliverables, the Company evaluates at the inception of each new contract all deliverables in an arrangement to determine whether they represent separate units of accounting. For arrangements with multiple units of accounting, primarily fixed-price contracts that provide both application maintenance and application development services and certain application maintenance contracts, arrangement consideration is allocated among the units of accounting, where separable, based on their relative fair values and revenue is recognized for each unit of accounting based on the Company's revenue recognition policy described above. The adoption of EITF 00-21 did not have a material impact on the Company's financial position, results of operations or cash flows.

Fixed-price contracts are cancelable subject to a specified notice period. All services provided by the Company through the date of cancellation are due and payable under the contract terms.

The Company issues invoices related to fixed-price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the percentage-of-completion method of accounting, are recognized as either unbilled or deferred revenue. Estimates of certain fixed-price contracts are subject to adjustment as a project progresses to reflect changes in expected completion costs. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. Warranty provisions generally exist under such contracts for a period of ninety days past contract completion and costs related to such provisions are accrued at the time the related revenues are recorded.

Revenues related to services performed without a signed agreement or work order are not recognized until there is evidence of an arrangement, such as when agreements or work orders are signed or payment is received; however, the cost related to the performance of such work is recognized in the period the services are rendered.

For all services, revenue is recognized when, and if, evidence of an arrangement is obtained and the other criteria to support revenue recognition are met, including the price is fixed or determinable, services have been rendered and collectibility is assured.

The Company accounts for reimbursement of out-of-pocket expenses as revenues. Cost of revenues is exclusive of depreciation and amortization of property and equipment.

Accounting for Stock-Based Employee Compensation Plans. The Company accounts for its stock-based employee compensation plans (as more fully described in Note 10) under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees and Related Interpretations" ("APB No. 25").

Except for approximately $488 calculated in accordance with APB No. 25 related to the retention, acceleration and extended life of Cognizant common stock options by two former Directors of Cognizant included in Split-Off Costs, no employee stock-based compensation cost is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant, and for the employee stock purchase plan, the discount does not exceed 15%.

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

	December 31,		
	2005	2004	2003
Net income, as reported	$ 166,266	$ 100,243	$ 57,365
Add: Stock-based compensation expense, net of related tax benefit, included in net income	–	–	488
Deduct: Total stock-based compensation expense determined under the fair value method for all awards, net of related tax benefits	17,990	15,193	15,495
Pro forma net income	$ 148,276	$ 85,050	$ 42,358
Earnings per share:			
Basic earnings per share, as reported	$ 1.22	$ 0.77	$ 0.46
Pro forma- basic earnings per share	$ 1.09	$ 0.65	$ 0.34
Diluted earnings per share, as reported	$ 1.13	$ 0.70	$ 0.42
Pro forma- diluted earnings per share	$ 1.01	$ 0.60	$ 0.31

For purposes of pro forma disclosures only, the fair value for all Company options was estimated at the date of grant using the Black-Scholes option model with the following weighted average assumptions:

Years ended December 31,	2005	2004	2003
Dividend yield	0%	0%	0%
Volatility factor	39% - 46%	46%	45%
Expected life (in years):			
Options	4.0	4.0	4.0
Stock purchase plans	.25	.25	.25
Weighted average risk-free interest rate:			
Options	3.77%	3.11%	2.70%
Employee stock purchase plans	2.81%	1.26%	0.96%
Weighted average fair value:			
Options	$16.52	$10.06	$4.40
Employee stock purchase plans	$ 8.51	$ 5.03	$2.59

See Note 10 for additional information relating to the Company's stock plans.

Foreign Currency Translation. The assets and liabilities of the Company's subsidiaries other than the Company's Indian subsidiary ("Cognizant India"), are translated into United States (U.S.) dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For Cognizant India, the functional currency is the U.S. dollar, since its sales are made primarily in the U.S., the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between Cognizant India and its U.S. affiliates. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting gain (loss) is included in the caption "other income (expense), net" on the Company's consolidated statements of operations and comprehensive income. Foreign currency transaction (losses)/gains, which are included in the results of operations, totaled $(1,339), $73 and $(199) for the years ended December 31, 2005, 2004 and 2003, respectively. Gains and losses from balance sheet translation are included in accumulated other comprehensive income on the consolidated statements of financial position and represent the only item included in such caption.

Foreign Currency Forward Contract. During July 2004, the Company entered into a foreign currency forward contract, with a six-month term and notional amount of $12,500, to sell the Indian Rupee for U.S. dollars, that was settled in January 2005. The Company entered into this forward contract to manage a portion of its foreign currency risk related to Indian Rupee denominated asset balances, primarily cash investments, at our Indian subsidiary, Cognizant India. Movement in the exchange rate for the Indian Rupee results in foreign currency gains or losses upon remeasurement of Cognizant India's financial statements into its functional currency, the U.S. dollar. The Company's objective was to reduce foreign currency exposure to appreciation or depreciation in the value of the Indian Rupee by offsetting a portion of such exposure with gains or losses on the forward contract, referred to above.

The Company has accounted for this financial derivative in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This foreign currency contract does not qualify for hedge accounting under SFAS No. 133. Accordingly, the foreign currency forward contract is marked-to-market and recorded at fair value with unrealized gains and losses reported along with foreign currency gains or losses in the caption "other income (expense), net" on the Company's consolidated statements of operations and compre-

hensive income. The Company recorded a realized gain/(loss) on the foreign currency forward contract of $162 and $(989) for the years ended December 31, 2005 and 2004, respectively.

Exit Activities. One-time termination benefits are recognized and measured at fair value at the communication date if the employee will not be retained beyond a minimum retention period (i.e., either a legal notification period or 60 days, if no legal requirement exists). For employees that will be retained beyond the minimum retention period, a liability is accrued ratably over the future service period.

On June 29, 2004, the Company announced its plans to wind-down operations at its development center located in Limerick, Ireland and close the facility by March 31, 2005. As of March 31, 2005, the Company completed the wind-down of its Limerick development facility. During the year ended December 31, 2004, the Company recorded expenses of approximately $1,500 primarily for severance, retention bonuses and an obligation to repay funds previously received through local job grant programs and made payments of approximately $1,000 through December 31, 2004. During the year ended December 31, 2005, the Company recorded additional expenses of approximately $100 and made payments of approximately $600 primarily for severance and retention bonuses. All costs have been paid as of December 31, 2005.

Use of Estimates. The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. On an on-going basis, management reevaluates these estimates. The most significant estimates relate to the recognition of revenue and profits based on the percentage of completion method of accounting for certain fixed-bid contracts, the allowance for doubtful accounts, income taxes and related deferred tax assets and liabilities, valuation of goodwill and other long-lived assets, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The actual amounts may vary from the estimates used in the preparation of the accompanying consolidated financial statements.

Risks and Uncertainties. Principally, all of the Company's IT development centers, including a majority of its employees are located in India. As a result, the Company may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. From time to time, the Company will engage in hedging transactions to mitigate its risks relating to foreign currency exchange rate fluctuations. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potential geo-political and other risks associated with terrorist activities and local or cross border conflicts, potentially adverse tax consequences, tariffs, quotas and other barriers.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, investments in short-term securities and trade accounts receivable. The Company maintains its cash and cash equivalents and short-term investments with high credit quality financial institutions, invests in investment-grade short-term debt securities and limits the amount of credit exposure to any one commercial issuer. Trade accounts receivables are dispersed across many customers operating in different industries; therefore, concentration of credit risk is limited.

Income Taxes. The Company provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. Tax benefits earned on exercise of employee stock options in excess of compensation charged to income are credited to additional paid-in capital.

Earnings Per Share ("EPS"). Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes all potential dilutive common stock in the weighted average shares outstanding.

Reclassifications. Certain prior-year amounts have been reclassified to conform to the 2005 presentation.

New Accounting Standards - Issued but Not Yet Effective

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement when specific transition provisions are not provided. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine the period-specific or cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" (SFAS No. 123R), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options and issuances under employee stock purchase plans, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative under the new standard. In addition, SFAS No. 123R requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flow will remain unchanged from what would have been reported under prior accounting rules. SFAS No. 123R is effective for the Company's annual reporting period beginning January 1, 2006.

The Company will adopt SFAS No. 123R on January 1, 2006, utilizing the modified prospective method. Adoption of SFAS No. 123R will reduce reported net income and earnings per share because the Company currently uses the intrinsic value method as permitted by APB No. 25. Accordingly, no compensation expense is currently recognized for stock purchase rights granted under the Company's (i) employee stock option plans since the exercise price equals the fair value of the underlying stock at date of grant and (ii) employee stock purchase plan. For the year ended December 31, 2006, the Company expects the annualized after-tax cost associated with expensing grants under the Company's employee stock option and employee stock purchase plans, including an estimate of grants to be issued in 2006, to be slightly above the pro forma impact under SFAS No. 123 of $17,990 in 2005.

3. Acquisitions

In April 2005, the Company acquired substantially all the assets of Fathom Solutions, LLC ("Fathom"), a U.S.-based company specializing in IT consulting in the telecommunications and financial services industries, for initial consideration of approximately $23,300 (including deal fees and consideration for delivery by sellers of net assets above the contractual target) in cash and stock. The Company made cash payments of approximately $18,600 and issued 113,225 shares of Class A common stock valued at $4,722 related to the acquisition. Additional purchase price, not to exceed $16,000, payable in 2007, is contingent on Fathom achieving certain financial and operating targets over the two years ended April 30, 2007 and will be recorded when the contingency is resolved. The Company completed this acquisition primarily to strengthen its service capabilities in the telecommunications industry.

In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company has allocated the purchase price to the tangible and intangible assets and liabilities acquired based on an appraisal of their fair values, including approximately $9,100 to goodwill and $6,750 to intangible assets, principally customer relationships. The intangible assets are being amortized over a weighted average life of 9.8 years. For the year ended December 31, 2005, amortization of $552 related to the acquisition of amortizable intangible assets of Fathom has been included in the accompanying consolidated statements of operations and comprehensive income.

On February 27, 2004, the Company acquired Ygyan Consulting Private Ltd. ("Ygyan"), an India-based SAP services provider, for $1,676. Ygyan was acquired to increase the Company's SAP service capabilities.

On November 24, 2003, the Company acquired the stock of Infopulse Nederland B.V. ("Infopulse"), a Netherlands-based information technology services company specializing in the banking and financial services industry for approximately $6,900 (including approximately $400 of direct deal costs) of which $1,183 was paid in 2005. As the earnout targets were not achieved, no additional purchase price payments are due to the sellers. This acquisition will allow the Company to improve its

service capabilities in the Benelux region by adding local client partners, industry expertise and local language capability.

On April 1, 2003, the Company acquired the U.S.-based company of ACES International, Inc. ("ACES"), that specializes in Customer Relationship Management solutions, serving clients in healthcare, financial services and telecommunications industries, for approximately $4,700 (including approximately $500 of direct deal costs).

The Company recorded approximately $7,600 of goodwill and $1,800 of intangible assets, principally customer relationships, in connection with the 2003 acquisitions. The intangible assets are being amortized over a weighted average life of 9.3 years.

The Company has accounted for the acquisitions of Fathom, Ygyan, Infopulse and ACES as business combinations under the provisions of SFAS No. 141, "Business Combinations." The operating results of Fathom, Ygyan, Infopulse and ACES have been included in the consolidated financial statements of the Company, effective April 16, 2005, February 27, 2004, November 24, 2003 and April 1, 2003, respectively. The acquisitions in 2005, 2004 and 2003 were not material, either individually or in the aggregate, to the Company's operations, financial position or cash flows.

4. Short-term Investments

The following is a summary of short-term investments:

	December 31,	
	2005	2004
Available for-sale-securities:		
Auction rate securities	$219,425	$ 94,150
Asset backed securities	1,869	–
Agency discount notes	1,954	–
Commercial paper	797	–
Corporate bonds	3,018	–
Total available for-sale-securities	227,063	94,150
Time deposits	–	21,315
Total short-term investments	$227,063	$115,465

The carrying value of our short-term investments as of December 31, 2005 and 2004 approximated fair value. Realized gains or losses, if any, on these investments were insignificant for the years ended December 31, 2005, 2004 and 2003. Contractual maturities of available-for-sale-securities at December 31, 2005 are as follows: $8,953 in 2006 and $218,110 maturing after 2019. The Company's investments in auction-rate securities generally have contractual maturities in excess of one year; however, they provide liquidity to the Company every ninety days or less when interest rates are reset through a "Dutch" auction process. The Company invests in investment grade auction-rate securities and, to date, has not participated in any failed auctions.

5. Property and Equipment, net

Property and equipment consist of the following:

	Estimated Useful Life (Years)	December 31, 2005	December 31, 2004
Buildings	30	$ 20,162	$ 17,964
Computer equipment and purchased software	3	66,685	49,951
Furniture and equipment	5 – 9	27,949	23,168
Land		10,792	10,272
Capital work-in-progress		53,827	14,737
Leasehold improvements	Over shorter of lease term or life of asset	32,303	22,049
Sub-total		211,718	138,141
Accumulated depreciation and amortization		(64,736)	(47,436)
Property and Equipment - Net		$146,982	$ 90,705

Depreciation and amortization expense related to property and equipment was $19,311, $14,442 and $10,451, for the years ended December 31, 2005, 2004 and 2003, respectively.

6. Goodwill and Intangible Assets, net

Changes in goodwill for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Balance beginning of year	$ 9,701	$ 4,477
Acquisition and adjustments	9,078	5,154
Cumulative translation adjustments	(556)	70
Balance end of year	$ 18,223	$ 9,701

In 2005, the increase in goodwill relates to the acquisition of Fathom. The increase in goodwill in 2004 relates to the acquisition of Ygyan and approximately $4,028 relates to an adjustment to the initial purchase price allocation of Infopulse. No impairment losses were recognized during the three years ended December 31, 2005.

Components of intangible assets are as follows:

	December 31, 2005	December 31, 2004	Weighted Average Life
Intangibles:			
Customer Relationships	$ 20,823	$ 14,849	10 years
Assembled Workforce	894	1,162	8 years
Other	198	175	3.7 years
	21,915	16,186	
Less: accumulated amortization	(5,638)	(4,060)	
Intangible assets, net	$ 16,277	$ 12,126	

All of the intangible assets have finite lives and as such are subject to amortization. Amortization of intangibles totaled $2,089 for 2005, $2,005 for 2004, and $1,485 for 2003. Estimated amortization expenses of the Company's existing intangible assets for the next five years are as follows:

Year	Amount
2006	$ 2,211
2007	2,211
2008	2,176
2009	2,160
2010	2,133

7. Accrued Expenses and Other Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2005	2004
Accrued compensation and benefits	$ 77,182	$ 58,629
Accrued taxes	3,374	2,171
Deferred revenue	19,867	15,044
Accrued professional fees	8,806	4,404
Accrued vacation	12,012	7,790
Accrued travel and entertainment	7,513	6,266
Other	10,574	9,566
Total	$139,328	$103,870

8. Employee Benefits

The Company has a 401(k) savings plan which allows eligible U.S. employees of the Company to contribute a percentage of their compensation into the plan and the Company matches up to 50.0% of the eligible employee's contribution. The amount charged to expense for the matching contribution was $1,577, $1,046 and $642 for the years ended December 31, 2005, 2004 and 2003, respectively. Certain of the Company's employees participate in a defined contribution plan in the United Kingdom and Ireland sponsored by the Company. The costs to the Company related to these plans were not material to the Company's results of operations or financial position for the years presented.

Cognizant India maintains employee benefit plans that cover substantially all India-based employees. The employees' provident fund, pension and family pension plans are statutory defined contribution retirement benefit plans. Under the plans, employees contribute up to 12% of their base compensation, which is matched by an equal contribution by Cognizant India. Contribution expense recognized was $3,758, $2,254 and $1,310 for the years ended December 31, 2005, 2004 and 2003, respectively.

Cognizant India also maintains a statutory gratuity plan that is a statutory post-employment benefit plan providing defined lump sum benefits. Cognizant India makes annual contributions to an employees' gratuity fund established with a government-owned insurance corporation to fund a portion of the estimated obligation. The Company accounts for the gratuity plan in accordance with the provisions of EITF 88-1, "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan". Accordingly, the Company's liability for the gratuity plan reflects the undiscounted benefit obligation payable as of the balance sheet date which was based upon the employees' salary and years of service. As of December 31, 2005 and 2004, the amount accrued under the gratuity plan was $7,535 and $5,182, respectively. Expense recognized by the Company was $3,477, $2,752 and $1,112 for the years ended December 31, 2005, 2004 and 2003, respectively.

9. Income Taxes

Income before provision for income taxes shown below is based on the geographic location to which such income is attributed for years ended December 31:

	2005	2004	2003
United States	$ 59,386	$ 33,688	$ 17,516
Foreign	125,886	88,407	54,715
Total	$ 185,272	$ 122,095	$ 72,231

The provision for income taxes consists of the following components for the years ended December 31:

	2005	2004	2003
Current:			
Federal and state	$ 26,218	$ 13,829	$ 8,690
Foreign	15,437	9,100	1,942
Total current	41,655	22,929	10,632
Deferred:			
Federal and state	(15,059)	(338)	4,355
Foreign	(7,590)	(739)	(121)
Total deferred	(22,649)	(1,077)	4,234
Total provision	$ 19,006	$ 21,852	$ 14,866

A reconciliation between the Company's effective income tax rate and the U.S. Federal statutory rate is as follows:

	2005	%	2004	%	2003	%
Tax expense, at U.S. Federal statutory rate	$64,845	35.0	$42,733	35.0	$ 25,281	35.0
State and local income taxes, net of Federal benefit	3,262	1.8	2,146	1.8	1,354	1.9
Rate differential on foreign earnings	(36,964)	(19.9)	(21,989)	(18.1)	(16,124)	(22.3)
Repatriation of previously undistributed Indian earnings	(12,411)	(6.7)	–	–	–	–
Other	274	0.1	(1,038)	(0.8)	4,355	6.0
Total income taxes	$19,006	10.3	$21,852	17.9	$ 14,866	20.6

The Company's deferred income tax assets and liabilities are comprised of the following at December 31:

	2005	2004
Deferred income tax assets:		
Net operating losses	$ 58,010	$40,808
Revenue recognition	–	447
Expenses not currently deductible	17,228	2,283
Other	331	278
	75,569	43,816
Less valuation allowance	3,016	2,758
Deferred tax assets, net	72,553	41,058
Deferred income tax liabilities:		
Undistributed Indian income	6,103	24,115
Revenue recognition	1,732	–
Other	4,719	4,284
Deferred income tax liabilities	12,554	28,399
Net deferred income tax asset	$ 59,999	$12,659

At December 31, 2005, Cognizant has estimated net operating loss carryforwards for U.S. tax purposes of approximately $136,000. For Federal purposes, these losses have expiration dates ranging from December 31, 2022 through December 31, 2025. For state purposes, the date of expiration varies but will generally be less than or equal to the Federal expiration period. The Company has foreign net operating loss carryforwards of approximately $10,000, of which approximately $6,700 relates to pre-acquisition net operating losses. The Company has recorded a full valuation allowance on the foreign net operating loss carryforwards. If tax benefits are recognized through reduction of the valuation allowance, approximately $2,100 of such benefits will reduce goodwill. The majority of foreign net operating loss carryforwards do not have an expiration date.

Cognizant's Indian subsidiary, Cognizant India, is an export-oriented company, which, under the Indian Income Tax Act of 1961 is entitled to claim tax holidays for a period of ten consecutive years for each Software Technology Park ("STP") with respect to export profits for each STP. Substantially all of the earnings of Cognizant India are attributable to export profits. In 2004, the ten-year tax holiday period expired for one STP and, accordingly, the export profits for that STP are subject to income tax. Export profits from the remaining STPs in India are currently entitled to a 100% exemption from Indian income tax. Under current law, these tax holidays will be completely phased out by March of 2009. For the years ended December 31, 2005, 2004 and 2003, the effect of the income tax holiday was to reduce the overall income tax provision and increase net income by approximately $34,664, $24,208 and $12,423, respectively, and increase diluted EPS by $0.24, $0.17 and $0.09, respectively.

Prior to January 1, 2002, it was the Company's intent to repatriate all accumulated earnings from India to the U.S. Accordingly, Cognizant provided deferred income taxes on such pre-2002 undistributed earnings. During the first quarter of 2002, Cognizant made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, Cognizant intends to use 2002 and future Indian earnings to expand operations outside of the U.S. instead of repatriating these earnings to the U.S. Accordingly, effective January 1, 2002, pursuant to APB No. 23, Cognizant no longer accrues incremental U.S. taxes on all Indian earnings recognized in 2002 and subsequent periods as these earnings are considered to be indefinitely reinvested outside of the U.S. As of December 31, 2005, the amount of unrepatriated Indian earnings and total foreign earnings, including unrepatriated Indian earnings, upon which no incremental U.S. taxes have been recorded is approximately $267,000 and $283,000, respectively. If such earnings are repatriated in the future, or no longer deemed to be indefinitely reinvested, Cognizant will accrue the applicable amount of taxes associated with such earnings. Due to the various methods by which such earnings could be repatriated in the future, it is not currently practicable to determine the amount of applicable taxes that would result from such repatriation.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was enacted into law. The Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. Under the provisions of the Act, in December 2005, the Company repatriated $60,000 of undistributed Indian earnings that were not considered permanently reinvested under APB No. 23 and recorded a net income tax benefit of $12,411, consisting of a reversal of deferred income tax liabilities of $22,939 partially offset by current U.S. and Indian income taxes of $10,528. The U.S. income tax benefit was attributed to the fact that U.S. taxes due under the Act were substantially less than the amount the Company previously accrued, based on the U.S. federal statutory rate of 35%, on such undistributed Indian earnings. The repatriation reduced the Company's effective tax rate for the year ended December 31, 2005 from 17.0% to 10.3% and increased basic and diluted EPS by $0.09 and $0.08, respectively. As of December 31, 2005, the Company has an accrual of approximately $6,100 on remaining pre-2002 undistributed Indian earnings that the Company intends to repatriate in the future.

The Company will continue to assert permanent reinvestment of all Indian earnings after December 31, 2001. Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as such earnings are deemed to be permanently reinvested.

10. Employee Stock-Based Compensation Plans

The Key Employees Stock Option Plan provides for the grant of up to 8,385,000 stock options (each option exercisable into one (1) share of the Company's Class A common stock) to eligible employees. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. These options have a life of ten years, vest proportionally over four years and have an exercise price equal to the fair market value of the common stock on the grant date.

The Non-Employee Directors' Stock Option Plan provides for the grant of up to 858,000 stock options (each option exercisable into one (1) share of the Company's Class A common stock) to eligible directors. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. These options have a life of ten years, vest proportionally over two years and have an exercise price equal to the fair market value of the common stock on the grant date.

On June 14, 2005, the stockholders of the Company approved an amendment to the 1999 Incentive Compensation Plan (the "Incentive Plan"), to (i) increase the maximum number of shares of Class A Common Stock reserved for issuance from 36,000,000 to 37,500,000 shares and to reserve an additional 1,500,000 shares of Class A Common Stock for issuance upon the exercise of stock options or stock appreciation rights or for the issuance of other awards granted under the Incentive Plan, (ii) provide that repricing of stock options may not occur without stockholder approval, (iii) provide for minimum vesting periods for stock-based awards, other than stock options or stock appreciation rights, (iv) provide that stock options may not be granted below fair market value, and (v) provide that all material amendments to the Incentive Plan shall be subject to stockholder approval. All options granted under the Incentive Plan are exercisable into one (1) share of the Company's Class A common stock, have a life of ten years, vest proportionally over four years, unless specified otherwise, and have an exercise price equal to the fair market value of the common stock on the date of grant.

On May 26, 2004, the Company adopted the 2004 Employee Stock Purchase Plan (the "Purchase Plan") that provides for the issuance of up to 3,000,000 shares of Class A common stock to eligible employees. The Purchase Plan provides for eligible employees to designate, in advance of specified purchase periods, a percentage of compensation to be withheld from their pay and applied towards the purchase of such number of whole shares of Class A common stock as can be purchased at a price of 90% of the lesser of (a) the fair market value of a share of Class A common stock on the first date of the purchase period; or (b) the fair market value of a share of Class A common stock on the last date of the purchase period. No employee can purchase more than $25 worth of stock annually, and no stock can be purchased by any person which would result in the purchaser owning more than five percent or more of the total combined voting power or value of all classes of stock of the Company.

During the year ended December 31, 2005, approximately 363,847 shares of Class A common stock were purchased by employees under the Purchase Plan. At December 31, 2005, there were approximately 2,395,865 shares available for future issuance under the Purchase Plan.

A summary of the Company's stock option activity, and related information is as follows as of December 31, 2005, 2004 and 2003:

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	19,750,904	$10.36	24,943,330	$ 7.40	22,857,306	$ 4.84
Granted	1,110,100	$42.26	3,262,196	$25.47	8,940,600	$11.49
Exercised	(4,691,724)	$ 6.98	(5,261,972)	$ 5.91	(5,957,976)	$ 3.68
Cancelled	(610,725)	$19.69	(3,186,250)	$ 9.93	(895,100)	$ 7.70
Expired	(1,500)	$19.53	(6,400)	$ 9.12	(1,500)	$ 6.78
Outstanding - end of year	15,557,055	$13.29	19,750,904	$10.36	24,943,330	$ 7.40
Exercisable - end of year	8,894,690	$ 7.90	9,195,954	$ 5.79	8,003,580	$ 4.37

At December 31, 2005, 3,264,115 options (each option exercisable into one share of the Company's Class A common stock) were available for future issuance under the Company's option plans.

The following summarizes information about the Company's stock options outstanding and exercisable by price range at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$0.32 - $0.33	242,565	1.6 Years	$ 0.32	242,565	$ 0.32
$0.83 - $0.84	37,400	2.5 Years	$ 0.83	37,400	$ 0.83
$1.83 - $2.56	869,300	3.4 Years	$ 2.08	869,300	$ 2.08
$3.46 - $5.16	1,637,703	5.3 Years	$ 4.66	1,637,703	$ 4.66
$5.25 - $7.58	2,896,430	5.1 Years	$ 5.85	2,666,630	$ 5.84
$8.25 - $11.63	5,144,197	6.9 Years	$ 9.59	2,470,397	$ 9.35
$12.54 - $18.25	720,400	7.6 Years	$ 16.41	284,100	$ 16.28
$20.00 - $26.95	2,407,810	8.3 Years	$ 22.83	552,220	$ 22.74
$30.79 - $45.44	1,584,450	9.2 Years	$ 39.97	134,375	$ 36.16
$49.28 - $49.28	16,800	10.0 Years	$ 49.28	–	$ –
Total	15,557,055	6.6 Years	$ 13.29	8,894,690	$ 7.90

Compensation cost recognized by the Company under APB No. 25 was $0, $0, and $488 for the years ended December 31, 2005, 2004 and 2003, respectively.

11. Related Party Transactions and Transactions with Affiliates

Revenues. The Company and IMS Health have entered into Master Services Agreements pursuant to which the Company provides certain IT services to IMS Health. As a result of the Split-Off, IMS Health is no longer a related party to the Company as of the Split-Off Date. Accordingly, revenues from IMS Health subsequent to the Split-Off Date are classified as third party revenues. The Company recognized related party revenues from IMS Health totaling $2,575 in 2003. Total revenues from IMS Health during 2003, including related party revenues prior to the Split-Off Date, were approximately $22,675.

Services. IMS Health provided the Company with certain administrative services under the provisions of an amended and restated Intercompany Services Agreement entered into in connection with the Split-Off. In 2003 and prior periods, IMS Health permitted the Company to participate in certain of IMS Health's business insurance plans and provided certain other services such as tax planning and compliance, which have since been transitioned to the Company. Total costs charged in connection with these services during the period January 1, 2003 through the Split-Off Date were $28.

The Company has a strategic relationship with The Trizetto Group Inc. ("Trizetto") that includes helping its healthcare customers integrate Trizetto's products with their existing information systems and, within Trizetto, supporting further development of these software applications. As of the Split-Off Date, IMS Health owned approximately 26.4% of the outstanding common stock of Trizetto. The Company recorded revenues from Trizetto of approximately $831 from January 1, 2003 through the Split-Off Date. The Company recorded expenses related to Trizetto commissions of approximately $9 from January 1, 2003 through the Split-Off Date.

Pension Plans. In 2003, certain U.S. employees of the Company participated in IMS Health's defined benefit pension plans. The plans are cash balance pension plans under which six percent of creditable compensation plus interest is credited to the employee's retirement account on a monthly basis. The cash balance earns monthly investment credits based on the 30-year Treasury bond yield. At the time of retirement, the vested employee's account balance is actuarially converted into an annuity. The Company's cost for these plans was included in the allocation of expense from IMS Health for employee benefits plans.

12. Commitments

The Company leases office space and equipment under operating leases, which expire at various dates through the year 2014. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2005 are as follows:

2006	$ 13,848
2007	10,405
2008	8,919
2009	8,230
2010	6,508
Thereafter	4,824
Total minimum lease payments	$ 52,734

Rental expense totaled $17,499, $11,560 and $7,782 for years ended December 31, 2005, 2004 and 2003, respectively.

As of December 31, 2005, the Company has entered into fixed capital commitments of approximately $70,400 related to the India development center expansion program, of which approximately $48,900 has been spent to date. See Note 16.

13. Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, many of the Company's engagements involve projects that are critical to the operations of its customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to contractually limit its liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering its software development and maintenance services, there can be no assurance that the limitations of liability set forth in its contracts will be enforceable in all instances or will otherwise protect the Company from liability for damages. Although the Company has general liability insurance

coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, would have a material adverse effect on the Company's business, results of operations and financial condition.

The Company entered into a Distribution Agreement, dated January 7, 2003, with IMS Health (the "Distribution Agreement"), that provides, among other things, that IMS Health and the Company will comply with, and not take any action during the relevant time period that is inconsistent with, the representations made to and relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. In addition, pursuant to the Distribution Agreement, the Company indemnified IMS Health for any tax liability to which they may be subject as a result of the exchange offer but only to the extent that such tax liability resulted solely from a breach in the representations of the Company made to and were relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. If the Company breaches any of its representations in connection with the Distribution Agreement, the related indemnification liability could be material to the Company's results of operations, financial position and cash flows.

14. Segment Information

The Company's reportable segments are: Financial Services, which includes customers providing banking/transaction processing, capital markets and insurance services; Healthcare, which includes healthcare providers and payers as well as life sciences customers; Manufacturing/Retail/Logistics, which includes manufacturers, retailers, travel and other hospitality customers, as well as customers providing logistics services; and Other, which is an aggregation of industry segments which, individually, are less than 10% of consolidated revenues and segment operating profit. The Other reportable segment includes media, information services, telecommunications and high technology operating segments. The Company's sales managers, account executives, account managers and project teams are aligned in accordance with the specific industries they serve.

The Company's chief operating decision maker evaluates the Company's performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as a per seat charge for use of the Company's development centers. Certain expenses, such as general and administrative, and a portion of depreciation and amortization, are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Accordingly, these expenses are separately disclosed as "unallocated" and adjusted only against the total income from operations of the Company. Additionally, management has determined that it is not practical to allocate identifiable assets, by segment, since such assets are used interchangeably among the segments.

Revenues from external customers and segment operating profit, before unallocated expenses, for the Financial Services, Healthcare, Manufacturing/Retail/Logistics, and Other reportable segments for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Revenues:			
Financial services	$ 440,958	$ 290,432	$ 170,370
Healthcare	176,102	116,370	78,420
Manufacturing/retail/logistics	152,536	105,328	64,064
Other	116,234	74,543	55,377
Total revenue	$ 885,830	$ 586,673	$ 368,231
Segment Operating Profit:			
Financial services	$ 153,542	$ 104,074	$ 52,412
Healthcare	71,226	47,294	31,912
Manufacturing/retail/logistics	46,210	38,842	24,569
Other	39,100	30,820	20,964
Total segment operating profit	310,078	221,030	129,857
Less: unallocated costs	132,366	101,915	57,545
Less: other costs(1)	96	1,495	–
Income from operations	$ 177,616	$ 117,620	$ 72,312

(1) Represents costs related to the wind-down of the Company's development facility in Limerick, Ireland. See Note 2. The costs associated with the closure of this facility have been disclosed separately since these costs were not allocated to a reportable segment in management's internal reporting.

Geographic Area Information

Revenue and long-lived assets, by geographic area, are as follows:

	North America[2]	Europe[3]	Asia[5]	Total
2005				
Revenues[1]	$ 772,775	$ 103,707	$ 9,348	$ 885,830
Long-lived assets[4]	$ 34,956	$ 6,850	$ 139,676	$ 181,482
2004				
Revenues[1]	$ 508,432	$ 73,707	$ 4,534	$ 586,673
Long-lived assets[4]	$ 16,105	$ 8,483	$ 87,944	$ 112,532
2003				
Revenues[1]	$ 325,337	$ 40,160	$ 2,734	$ 368,231
Long-lived assets[4]	$ 16,880	$ 7,724	$ 54,747	$ 79,351

(1) Revenues are attributed to regions based upon customer location.

(2) Substantially all relates to operations in the U.S.

(3) Includes revenue from operations in United Kingdom of $80,834, $61,223, and $37,323 in 2005, 2004 and 2003, respectively.

(4) Long-lived assets include property and equipment and intangible assets, net of accumulated depreciation and amortization, respectively, and goodwill.

(5) Substantially all of these long-lived assets relate to the Company's operations in India.

No customer accounted for revenues in excess of 10% of total revenues in 2005. One customer, JPMorgan Chase, accounted for 13.7% and 10.1% of revenues in 2004 and 2003, respectively.

15. Quarterly Financial Data (Unaudited)

Summarized quarterly results for the two years ended December 31, 2005 are as follows:

	Three Months Ended				
2005	March 31	June 30	September 30	December 31	Full Year
Operating Revenue	$181,681	$211,711	$235,536	$256,902	$885,830
Gross Profit	$ 83,687	$ 93,943	$107,361	$120,924	$405,915
Income from Operations	$ 37,187	$ 42,368	$ 47,021	$ 51,040	$177,616
Net Income	$ 31,978	$ 36,032	$ 40,583	$ 57,673[1]	$166,266[1]
Basic EPS	$ 0.24	$ 0.27	$ 0.30	$ 0.42[1]	$ 1.22[1][2]
Diluted EPS	$ 0.22	$ 0.25	$ 0.28	$ 0.39[1]	$ 1.13[1][2]

	Three Months Ended				
2004	March 31	June 30	September 30	December 31	Full Year
Operating Revenue	$119,744	$138,719	$155,429	$172,781	$586,673
Gross Profit	$ 54,734	$ 63,161	$ 70,844	$ 78,124	$266,863
Income from Operations	$ 23,687	$ 27,790	$ 30,872	$ 35,271	$117,620
Net Income	$ 19,788	$ 23,801	$ 26,052	$ 30,602	$100,243
Basic EPS	$ 0.15	$ 0.18	$ 0.20	$ 0.23	$ 0.77[2]
Diluted EPS	$ 0.14	$ 0.17	$ 0.18	$ 0.21	$ 0.70

(1) Includes one-time tax benefit of $12,411, or $0.09 per basic EPS and $0.08 per diluted EPS, related to the repatriation of $60,000 of Indian earnings under the Act. See Note 9.

(2) The sum of the quarterly EPS does not equal full year EPS due to rounding.

16. Subsequent Event (Unaudited)

In February 2006, the Company expanded its plans to construct additional fully-owned development centers to now include over 1,700,000 square feet as compared to previous plans, announced in October 2004, to add 900,000 square feet of space. The 1,700,000 square feet of facilities will be located in Chennai, Pune, Kolkata, Hyderabad and Bangalore, India. The total construction expenditure related to this expanded program is estimated to be approximately $140,000, an increase of approximately $64,000 when compared to the expansion program announced in October 2004.

Selected Consolidated Financial Data

The following table sets forth our selected consolidated historical financial data as of the dates and for the periods indicated. Our selected consolidated financial data set forth below as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 has been derived from the audited financial statements included elsewhere herein. Our selected consolidated financial data set forth below as of December 31, 2003, 2002 and 2001 and for each of the years ended December 31, 2002 and 2001 has been derived from the audited financial statements not included elsewhere herein. Our selected consolidated financial information for 2005, 2004 and 2003 should be read in conjunction with the Consolidated Financial Statements and the Notes and Management's Discussion and Analysis of Financial Condition and Results of Operations which are included elsewhere in this Annual Report.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues	**$ 885,830**	$ 586,673	$ 365,656	$ 208,657	$ 158,969
Revenues - related party	–	–	2,575	20,429	18,809
Total revenues	**885,830**	586,673	368,231	229,086	177,778
Cost of revenues	**479,915**	319,810	199,724	122,701	90,848
Gross profit	**405,915**	266,863	168,507	106,385	86,930
Selling, general and administrative expenses	**206,899**	132,796	84,259	53,345	44,942
Depreciation and amortization expense	**21,400**	16,447	11,936	7,842	6,368
Income from operations	**177,616**	117,620	72,312	45,198	35,620
Other income (expense), net:					
Interest income	**8,982**	4,389	2,128	1,808	2,501
Split-off costs	–	–	(2,010)	(1,680)	–
Impairment loss on investment	–	–	–	–	(1,955)
Other income (expense) – net	**(1,326)**	86	(199)	(235)	(767)
Total other income (expense)	**7,656**	4,475	(81)	(107)	(221)
Income before provision for income taxes	**185,272**	122,095	72,231	45,091	35,399
Provision for income taxes[1]	**19,006**	21,852	14,866	10,529	13,239
Net income[1]	**$ 166,266**	$ 100,243	$ 57,365	$ 34,562	$ 22,160
Basic earnings per share[1]	**$ 1.22**	$ 0.77	$ 0.46	$ 0.29	$ 0.19
Diluted earnings per share[1]	**$ 1.13**	$ 0.70	$ 0.42	$ 0.27	$ 0.18
Weighted average number of common shares outstanding – Basic	**136,494**	130,990	125,011	118,479	114,102
Weighted average number of common shares outstanding – Diluted	**146,895**	142,556	135,814	127,387	122,226
Consolidated Statement of Financial Position Data:					
Cash and cash equivalents	**$ 196,938**	$ 199,296	$ 144,371	$ 69,111	$ 50,427
Working capital	**507,675**	338,937	220,572	134,777	96,679
Total assets	**869,893**	572,745	365,300	231,903	146,025
Stockholders' equity	**714,145**	453,529	274,070	165,481	98,792

(1) For the year ended December 31, 2005, our consolicated statement of operations data includes the reduction of income tax expense (one-time income tax benefit) of $12,411, $0.09 per basic earnings per share and $0.08 per diluted earnings per share related to the repatriation of $60,000 of Indian earnings pursuant to the American Jobs Creation Act of 2004.

Directors

John E. Klein (1)(2)(3)
Chairman of the Board of
Cognizant Technology Solutions,
President and
Chief Executive Officer
Polarex, Inc.

Robert W. Howe (1)(2)(3)
Chairman
ADS Financial Services Solutions

Venetia Kontogouris (3)
Managing Director
Trident Capital

Robert E. Weissman (1)(3)
Chairman
Shelburne Investments

Thomas M. Wendel (2)(3)
Former Chief Executive Officer
Bridge Information Systems

Board Committees:
(1) Compensation Committee
(2) Audit Committee
(3) Nominating and Corporate Governance Committee

Executive Officers

Lakshmi Narayanan
President, Chief Executive Officer
and Director

Francisco D'Souza
Chief Operating Officer

Gordon J. Coburn
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Ramakrishnan Chandrasekaran
Executive Vice President and
Managing Director

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
1.800.937.5449

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Form 10-K

The Company has filed its Annual Report on Form 10-K with the Securities and Exchange Commission. Many of the SEC's 10-K information requirements are satisfied by this 2005 Annual Report to Shareholders. However, a copy of the Form 10-K is available without charge upon request by contacting Investor Relations at the address or phone number listed below.

Common Stock Information

The Company's Class A common stock (CTSH) is listed on the Nasdaq National Market.

Trading for the Company's Class A common stock began June 19, 1998. As of March 31, 2006, there were approximately 251 holders of record of the Company's Class A common stock and 34,504 beneficial holders of the Company's Class A common stock.

The Company has never paid dividends on its Class A common stock and does not anticipate paying any cash dividends in the foreseeable future. The following table sets forth the high and low sales price for the Company's Class A common stock for the calendar periods indicated.

Fiscal 2005	High	Low
1st Quarter	$ 48.62	$ 35.86
2nd Quarter	$ 50.17	$ 39.94
3rd Quarter	$ 50.05	$ 44.00
4th Quarter	$ 52.25	$ 43.00

Fiscal 2004	High	Low
1st Quarter	$ 28.33	$ 20.96
2nd Quarter	$ 26.34	$ 20.37
3rd Quarter	$ 30.51	$ 22.86
4th Quarter	$ 42.77	$ 30.16

Executive Offices

500 Glenpointe Centre West
Teaneck, NJ 07666
Phone: 201.801.0233
Fax: 201.801.0243

Annual Meeting

The Company's annual meeting for shareholders will be held at 9:30 am on June 13, 2006 at the Company's headquarters, 500 Glenpointe Centre West, Teaneck, New Jersey 07666

Legal Counsel

Morgan, Lewis and Bockius, LLP
502 Carnegie Center
Princeton, NJ 08540

Internet

Additional company information is available on the World Wide Web:
http://www.cognizant.com

Investor Relations

Requests for financial information should be sent to:
Gordon J. Coburn
Chief Financial Officer
Cognizant Technology Solutions
500 Glenpointe Centre West
Teaneck, NJ 07666
Phone: 201.801.0233

ga...rin d...ign, inc., nyc

World Headquarters
500 Glenpointe Centre West
Teaneck, New Jersey 07666
phone: 201.801.0233
fax: 201.801.0243
toll free: 888.937.3277
www.cognizant.com



Cognizant Technology Solutions